Exhibit 10.1
PURCHASE AND SALE AGREEMENT
BY AND AMONG
THE NORTH AMERICAN COAL CORPORATION
OXBOW PROPERTY COMPANY L.L.C.
AND
RED RIVER MINING COMPANY,
AS SELLERS,
AND
CLECO POWER LLC
SOUTHWESTERN ELECTRIC POWER COMPANY
AND
DOLET HILLS LIGNITE COMPANY, LLC
AS PURCHASERS
APRIL 29, 2009

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TABLE OF CONTENTS
EXHIBITS

Exhibit A	Consultative Services Agreement
Exhibit B	Surface Use Agreement
Exhibit C-1	RRMC Contribution Agreement
Exhibit C-2	NACC Contribution Agreement
Exhibit D	Lease Assignment
Exhibit E-1	Warranty Deed
Exhibit E-2	Special Warranty Deed
Exhibit F	Assignment of Membership Interests
Exhibit G	Bill of Sale
Exhibit H	Assignment and Assumption Agreement
Exhibit I	Improvements Deed
Exhibit J	OLC Amended and Restated Limited Liability Company Agreement
Exhibit K	Irrevocable Standby Letter of Credit
Exhibit L	Mine Permit Transfer Agreement
Exhibit M	Non-Compete Area
SCHEDULES

Schedule 1.1(A)	Retained Interests Leases
Schedule 1.1(B)	Persons with Sellers’ Knowledge
Schedule 2.6	Payment of Purchase Price
Schedule 3.2(i)	Seller Consents
Schedule 3.2(j)	Resignations
Schedule 4.4	No Conflict or Violation
Schedule 4.6(a)	Equipment and Machinery
Schedule 4.6(d)	Special Warranty Properties
Schedule 4.7	Legal Requirements and Orders
Schedule 4.8	Leases
Schedule 4.9	Contracts
Schedule 4.10(a)	Owned Real Property
Schedule 4.11	Permits
Schedule 4.13	Environmental Matters
Schedule 4.14	RRMC Employees and Administrative Employees
Schedule 4.17	Litigation
Schedule 5.2	Purchaser Consents
Schedule 6.1	Interim Operations
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PURCHASE AND SALE AGREEMENT
     This PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of April 29, 2009, by and among The North American Coal Corporation, a Delaware corporation (“NACC”), Oxbow Property Company L.L.C., a Louisiana limited liability company and a wholly-owned subsidiary of NACC (“OPC”), and Red River Mining Company, a joint venture between NACC and OPC that is organized under the laws of the State of Texas (“RRMC” and together with NACC and OPC, “Sellers” and each, a “Seller”), and Cleco Power LLC, a Louisiana limited liability company (“CLECO”), Southwestern Electric Power Company, a Delaware corporation (“SWEPCO”), and Dolet Hills Lignite Company, LLC, a Delaware limited liability company and a wholly-owned subsidiary of SWEPCO (“DHLC” and together with CLECO and SWEPCO, “Purchasers” and each, a “Purchaser,” and Purchasers, together with Sellers, “Parties” and each, a “Party”).
RECITALS
     WHEREAS, RRMC owns and operates a surface lignite coal mine situated in Red River Parish, Louisiana known as the Oxbow Mine (the “Oxbow Mine”), including (i) (a) all Real Property (as defined herein), surface rights, coal reserves, mining rights, reversionary interests, other real property interests (whether lease, fee, servitude or otherwise), all documents evidencing such real property interests (including the documents located at NACC’s Bismarck, North Dakota office), and all stockpiles, but expressly excluding the CLECO Stockpile (as defined herein), all Retained Interests (as defined herein) and all buildings, fixtures and other improvements located on the Real Property, and (b) the Mine Permit (as defined herein) (collectively, the “Mining Reserves”); and (ii) all of the buildings, fixtures and other improvements, equipment, machinery, contracts, data (including the geological data located at NACC’s warehouse in Dallas, Texas), Permits (other than the Mine Permit), inventory (other than stockpiles), third-party software licenses known as TerraModel, Caterpillar Maintenance, ICP for Windows, AutoCad and Carlson, and other rights and tangible and intangible assets of any kind and character relating thereto or used in connection therewith, wherever located, but expressly excluding the Mining Reserves, the Retained Interests and the Retained Assets (as defined herein) (collectively, the “Purchased Assets”).
     WHEREAS, at or immediately prior to the Closing (as defined herein), Sellers shall have formed Oxbow Lignite Company, LLC, a Delaware limited liability company (“OLC”).
     WHEREAS, as part of the Closing, pursuant to the RRMC Contribution Agreement (as defined herein), RRMC shall transfer to OLC all of its right, title and interest in and to the Mining Reserves in exchange for all of the membership interests in OLC.
     WHEREAS, as part of the Closing, pursuant to the NACC Contribution Agreement (as defined herein), OLC shall issue to NACC an aggregate one percent (1%) of all outstanding membership interests in OLC (all of such outstanding membership interests held by RRMC and NACC, the “OLC Interests”), in exchange for a cash contribution in an amount equal to 1.0101% of the Mining Reserves Purchase Price (as defined herein), rounded to the nearest whole Dollar (the “NACC Contribution Amount”).

     WHEREAS, CLECO and SWEPCO each desire to purchase 50% of the OLC Interests and NACC and RRMC are willing to sell the OLC Interests at the Closing on the terms and conditions set forth in this Agreement.
     WHEREAS, DHLC desires to purchase the Purchased Assets and RRMC is willing to sell the Purchased Assets on the terms and conditions set forth in this Agreement.
     WHEREAS, the Parties desire, at the Closing, to terminate the Lignite Supply and Transportation Agreement (as defined herein) simultaneously with DHLC’s purchase of the Purchased Assets, at which time NACC and DHLC will enter into the Consulting Agreement (as defined herein), pursuant to which NACC will provide certain mutually agreed upon services to DHLC on the terms and conditions therein.
     WHEREAS, RRMC and OLC desire, at the Closing, to enter into the Surface Use Agreement (as defined herein) with respect to the Retained Interests.
     NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS
1.1 Definitions. The following defined terms shall have the following meanings:
     “ADA” has the meaning set forth in Section 6.11.
     “ADA Agreement” has the meaning set forth in Section 6.11.
     “Administrative Employees” has the meaning set forth in Section 4.14(a).
     “Affiliate” of, or Person “affiliated with,” a specified Person, is a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” means the power through equity ownership, contract or otherwise, to direct or cause the direction of the affairs of a Person.
     “Agreement” means this Agreement including the Exhibits and all Schedules hereto.
     “Assets Assignment Agreement” has the meaning set forth in Section 3.2(g).
     “Assets Proration Amount” has the meaning set forth in Section 2.5(c).
     “Assets Purchase Price” has the meaning set forth in Section 2.5(a).
     “Assumed Liabilities” has the meaning set forth in Section 2.4.
     “Bill of Sale” has the meaning set forth in Section 3.2(f).

     “Business Day” means a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in the State of Texas.
     “Claims” has the meaning set forth in Section 10.9(a).
     “Claims Notice” has the meaning set forth in Section 10.9(b).
     “Claims Dispute” has the meaning set forth in Section 10.9(c).
     “CLECO” has the meaning set forth in the preamble hereto.
     “CLECO Confidentiality Agreement” has the meaning set forth in Section 8.3.
     “CLECO Stockpile” means the coal sold to CLECO and stockpiled at the Oxbow Mine pursuant to the Lignite Spot Sales Agreement.
     “CLECO Stockpile Accrual Amount” means the aggregate payments made by CLECO to RRMC for maintenance and reclamation of the CLECO Stockpile, but not the building of the CLECO Stockpile, pursuant to Section 3 of the Lignite Spot Sales Agreement.
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Date” has the meaning set forth in Section 3.1.
     “Closing Date Coal Stockpile Amount” has the meaning set forth in Section 2.5(b).
     “Closing Statement” has the meaning set forth in Section 3.2(p).
     “Coal Stockpile Overage Value” has the meaning set forth in Section 2.5(b).
     “Coal Stockpile Underage Value” has the meaning set forth in Section 2.5(b).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commercially Reasonable Efforts” means efforts which (i) would be within the contemplation of a reasonable Person in the position of a Party at the time of executing and delivering this Agreement, (ii) are designed to enable a Party to satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated herein, or to perform its obligations under this Agreement, and (iii) do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are customary and reasonable in nature and amount for transactions like those contemplated by this Agreement.
     “Consent” means any consent, approval, authorization, qualification, notice, waiver or registration required to be obtained from, filed with or delivered to any Person in connection with the consummation of the transactions contemplated hereby.
     “Consulting Agreement” means that certain Consultative Services Agreement, dated the Closing Date, between NACC and DHLC, in the form attached hereto as Exhibit A.

     “Contracts” has the meaning set forth in Section 4.9.
     “Damaged Portion” has the meaning set forth in Section 6.16.
     “Damages” means any and all losses, Liabilities (excluding contingent Liabilities), claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), reasonable costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding), in each case that are due and payable, including any of the foregoing arising under, out of or in connection with any Proceeding, judgment or award of any arbitrator of any kind, or any Legal Requirement, Order or contract, provided, however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments made to an Indemnified Party or Tax benefits received by an Indemnified Party.
     “DHLC” has the meaning set forth in the preamble hereto.
     “Drawing” has the meaning set forth in Section 10.9(a).
     “Employee Benefit Plan” means (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) all other employee benefit plans, contracts, programs, funds, or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow, or similar agreement related thereto, whether or not funded, that are sponsored or maintained by NACC or RRMC and in which any current RRMC Employee or Administrative Employee participates in respect of their service to NACC, RRMC or any of their respective Affiliates.
     “Employer” has the meaning set forth in Section 6.15(a).
     “Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, reservoirs, and wetlands), ground waters, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.
     “Environmental Law” means any Legal Requirement or Order with respect to the protection of human health and safety and the Environment, including any Hazardous Materials, drinking water, groundwater, wetlands, landfills, open dumps, storage tanks, underground storage tanks, solid waste, waste water, storm water runoff, waste emissions or wells. Without limiting the generality of the foregoing, the term will encompass each of the following statutes, and the regulations promulgated thereunder, in each case as in effect as of Closing: (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (codified in scattered sections of 26 U.S.C., 33 U.S.C., 42 U.S.C. and 42 U.S.C. § 9601, et seq.); (ii) the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901, et seq.); (iii) the Hazardous Materials Transportation Act (49 U.S.C. § 5101, et seq.); (iv) the Toxic Substances Control Act (15 U.S.C. § 2061, et seq.); (v) the Oil Pollution Act (33 U.S.C. § 2701, et seq.); (vi)

the Clean Water Act (33 U.S.C. § 1251, et seq.); (vii) the Clean Air Act and Amendments (42 U.S.C. § 7401, et seq.); (viii) the Safe Drinking Water Act (21 U.S.C. § 349); 42 U.S.C. § 201 and § 300f, et seq.); (ix) the National Environmental Policy Act of 1969 (42 U.S.C. § 4321); (x) the Superfund Amendment and Reauthorization Act of 1986 (codified in scattered sections of 10 U.S.C., 29 U.S.C., 33 U.S.C. and 42 U.S.C.); (xi) Title III of the Superfund Amendment and Reauthorization Act (42 U.S.C. § 11,001, et seq.); (xii) the Surface Mining Control and Reclamation Act of 1977 (30 U.S.C. §§ 1201, et seq.); and (xiii) the Louisiana Surface Mining and Reclamation Act (La. Rev. Stat. Ann. § 30-901 et seq.).
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Exhibits” means, collectively, the various Exhibits referred to in this Agreement.
     “Expected Coal Stockpile Amount” means 40,000 Tons.
     “Final Order” has the meaning set forth in Section 10.9(d).
     “General Enforceability Exceptions” has the meaning set forth in Section 4.3.
     “Governmental Agency” means: (i) any federal, state, county, parish, local or municipal government or political subdivision thereof; (ii) any governmental or administrative agency, authority, board, bureau, commission, department or instrumentality; or (iii) any court or administrative tribunal.
     “Hazardous Materials” means any element, substance, chemical, compound or mixture whether solid, liquid or gaseous: (i) that is subject to regulation of any kind by any Governmental Agency with regard to protection of the Environment or (ii) the Release, exposure, presence or existence to or of which shall at any time give rise to any Damages relating to the Environment.
     “Improvements Deed” has the meaning set forth in Section 3.2(h).
     “Indemnified Party” has the meaning set forth in Section 10.3(a).
     “Indemnifying Party” has the meaning set forth in Section 10.3(a).
     “Interests Assignment Agreement” has the meaning set forth in Section 3.2(e).
     “Interview Period” has the meaning set forth in Section 6.15(a).
     “Issuing Bank” means Citibank, N.A. or any other commercial bank in the United States with a comparable credit rating as determined at the time of issuance or renewal or extension of the Letter of Credit.
     “Joint Venture Agreement” means that certain Joint Venture Agreement, dated as of September 1, 1988 between NACC and OPC (as successor-in-interest to Phillips Coal Company), as amended by the First Amendment to the Joint Venture Agreement dated as of December 14, 1992, by the Second Amendment to the Joint Venture Agreement dated as of January 1, 1995, and by the Third Amendment to the Joint Venture Agreement dated as of March 29, 1996.

     “Lease Assignment” has the meaning set forth in Section 3.2(c).
     “Leased Real Property” has the meaning set forth in Section 4.8.
     “Leases” has the meaning set forth in Section 4.8.
     “Legal Requirement” means any statute, law, rule, regulation, constitution, ordinance, common law, or treaty of any Governmental Agency.
     “Letter of Credit” has the meaning set forth in Section 3.2(n).
     “Letter of Credit Claims” has the meaning set forth in Section 10.9(a).
     “Liability” means any liability or obligation of any kind, character or description, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and due or to become due.
     “Lien” means any mortgage, lien, security interest, charge, easement, Lease, sublease, covenant, right of way, option, claim, restriction or encumbrance of any kind.
     “Lignite Spot Sales Agreement” means that certain Lignite Spot Sales Agreement dated as of January 23, 2009, by and between CLECO and RRMC, as amended.
     “Lignite Supply and Transportation Agreement” means that certain Lignite Supply and Transportation Agreement dated effective January 1, 1995, by and among CLECO, SWEPCO and RRMC, as amended by that certain First Amendment to the Lignite Supply and Transportation Agreement dated effective March 1, 1999, that certain Second Amendment to Lignite Supply and Transportation Agreement dated effective January 1, 2000, that certain Third Amendment to Lignite Supply and Transportation Agreement dated effective December 31, 2003, that certain Fourth Amendment to Lignite Supply and Transportation Agreement dated effective February 9, 2004 and that certain Fifth Amendment to Lignite Supply and Transportation Agreement dated effective January 1, 2006.
     “LOC” means the Louisiana Office of Conservation.
     “Mine Permit” means the Surface Mining and Reclamation Permit No. LSM-1-A issued by the LOC to RRMC.
     “Mine Permit Transfer Agreement” has the meaning set forth in Section 3.2(o).
     “Minimum Letter of Credit Period” has the meaning set forth in Section 10.9(a).
     “Mining Reserves” has the meaning set forth in the recitals hereto.
     “Mining Reserves Proration Amount” has the meaning set forth in Section 2.5(c).
     “Mining Reserves Purchase Price” has the meaning set forth in Section 2.5(a).
     “NACC” has the meaning set forth in the preamble hereto.

     “NACC Contribution Agreement” has the meaning set forth in Section 3.2(b).
     “NACC Contribution Amount” has the meaning set forth in the recitals hereto.
     “Non-Compete Area” has the meaning set forth in Section 6.14.
     “OLC” has the meaning set forth in the recitals hereto.
     “OLC Interests” has the meaning set forth in the recitals hereto.
     “OPC” has the meaning set forth in the preamble hereto.
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency or other Governmental Agency or by any arbitrator.
     “Outside Date” has the meaning set forth in Section 8.2.
     “Owned Real Property” has the meaning set forth in Section 4.10(a).
     “Oxbow Mine” has the meaning set forth in the recitals hereto.
     “Parties” and “Party” have the meanings set forth in the preamble hereto.
     “Permit” means any permit, approval, authorization, license, variance, registration or permission that is required by a Governmental Agency under any applicable Legal Requirement or Order for the ownership and operation of the Mining Reserves and the Purchased Assets and the development, construction and operation of the Oxbow Mine, including the permits held by RRMC, and including specifically the Mine Permit.
     “Permitted Liens” means: (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment Leases with third parties entered into in the ordinary course of business and Liens for property Taxes, in each case, to the extent securing amounts that are not due and payable; (ii) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the value of the Mining Reserves or the Purchased Assets or the continued use and operation of the Oxbow Mine as presently operated and as intended to be operated pursuant to the Mine Permit; (iii) leases, subleases and similar agreements, and Liens of any developer, landlord or other third party on property over which Sellers have easement rights or on any Leased Real Property and subordination or similar agreements relating thereto, set forth in Schedule 4.8; (iv) leases, mineral reservations and conveyances, easements, covenants, rights-of-way and other similar restrictions of record; (v) any conditions that may be shown by a current, accurate survey or physical inspection of the Real Property made prior to the Closing; (vi) the Retained Interests; (vii) all Liens against the Retained Interests or the Retained Assets; (viii) zoning, building and other similar restrictions; and (ix) any Lien on any Leased Real Property existing at the time of RRMC’s acquisition of its leasehold interest in such Leased Real Property other than any Lien created by any Seller or any of their respective Affiliates.

     “Person” means any individual, partnership, corporation, trust, association, limited liability company, Governmental Agency or any other entity.
     “Proceeding” means any judicial, administrative, investigative or arbitral actions, suits or proceedings by or before any Governmental Agency or arbitrator.
     “Proration Statement” has the meaning set forth in Section 2.5(c).
     “Purchased Assets” has the meaning set forth in the recitals hereto.
     “Purchase Price” has the meaning set forth in Section 2.5(a).
     “Purchaser” and “Purchasers” have the meanings set forth in the preamble hereto.
     “Purchaser Consents” has the meaning set forth in Section 5.2.
     “Purchaser Indemnitees” has the meaning set forth in Section 10.1.
     “Real Property” means the Owned Real Property and the Leased Real Property.
     “Real Property Deeds” has the meaning set forth in Section 3.2(d).
     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, burying, abandoning or disposing into the Environment or any threat thereof.
     “Reserve Data” has the meaning set forth in Section 4.12.
     “Retained Assets” means: (i) all mined or processed coal from the Oxbow Mine sold or to be sold and delivered by RRMC to any third-party purchaser, in each case prior to the Closing, other than the CLECO Stockpile; (ii) all assets related to any Employee Benefit Plan in which the RRMC Employees participate; (iii) cash and receivables, including receivables from third party sales, held by Sellers, other than the CLECO Stockpile Accrual Amount; (iv) RRMC’s corporate record books and minute books; (v) all insurance policies owned or maintained by RRMC, and, subject to the provisions of Section 6.16, claims and other rights to receive payments thereunder; (vi) all refunds, claims for refunds or credits of Taxes of RRMC; (vii) RRMC’s Tax returns (including all related schedules, records, files and other documents and all other records required by applicable Legal Requirements to be maintained to support such Tax returns), and other Tax records of RRMC; (viii) any files and records relating to the RRMC Employees; (ix) Microsoft Office products, Microsoft Project Standard and McAfee Virus Shield and all other third party software installed on RRMC computers other than those expressly set forth in the definition of “Purchased Assets;” (x) RRMC’s rights under this Agreement and the other agreements and instruments executed and delivered by RRMC in connection with this Agreement and the transactions contemplated hereby and thereby; and (xi) the non-transferable Permit listed as item 3 on Schedule 4.11.
     “Retained Interests” shall mean (i) all of RRMC’s right, title and interest in and to the Lease listed on Schedule 1.1(A), and (ii) the reservations of all of RRMC’s right, title and interest in and to oil, gas and other liquid or gaseous hydrocarbons set forth in the Real Property

Deeds. The Retained Interests under clause (ii) of the foregoing sentence are intended to constitute a mineral servitude on the Owned Real Property under the Louisiana Mineral Code, Louisiana Revised Statutes Title 31 (2000).
     “Retained Liabilities” means (i) all Liabilities arising under or related to the Mining Reserves and the Purchased Assets prior to the Closing Date, including all accounts payable as of the Closing Date and mine reclamation activities required under applicable Legal Requirements to be completed prior to the Closing Date; (ii) all other Liabilities of RRMC that are not assumed by OLC under the Lease Assignment, the Mine Permit Transfer Agreement or the Real Property Deeds or by DHLC under the Assets Assignment Agreement, the Bill of Sale or the Improvements Deed; (iii) all Liabilities arising under or related to the Retained Assets and the Retained Interests; (iv) all Liabilities of RRMC under this Agreement and the other agreements and instruments executed and delivered by RRMC in connection with this Agreement and the transactions contemplated hereby and thereby; (v) all Liabilities arising under or related to all Employee Benefit Plans of any Seller or any of their respective Affiliates, including Sellers’ Defined Benefit Plans; and (vi) all maintenance and reclamation activities with respect to the CLECO Stockpile required under applicable Legal Requirements to be completed prior to the Closing Date.
     “RRMC” has the meaning set forth in the preamble hereto.
     “RRMC Contribution Agreement” has the meaning set forth in Section 3.2(b).
     “RRMC Employees” has the meaning set forth in Section 4.14(a).
     “Schedules” means, collectively, the various Schedules referred to in this Agreement.
     “Seller” and “Sellers” have the meanings set forth in the preamble hereto.
     “Seller Consents” has the meaning set forth in Section 3.2(i).
     “Seller Indemnitees” has the meaning set forth in Section 10.2.
     “Sellers’ Defined Benefit Plans” has the meaning set forth in Section 4.15(a).
     “Sellers’ Knowledge” means the extent of the actual and current knowledge as of the date of this Agreement or the Closing Date, as applicable, of the Persons listed in Schedule 1.1(B) without any implication of verification or investigation concerning such knowledge other than reasonable inquiry by the Persons listed on Schedule 1.1(B) made in contemplation of the transactions contemplated by this Agreement of the RRMC Employees and Administrative Employees charged with responsibility for the particular subject matter to which the knowledge is pertinent.
     “Sellers’ Reclamation Bond” has the meaning set forth in Section 6.8.
     “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.
     “Surface Use Agreement” means that certain Surface Use Agreement, dated the Closing Date, between RRMC and OLC, in the form attached hereto as Exhibit B.
     “SWEPCO” has the meaning set forth in the preamble hereto.
     “SWEPCO Confidentiality Agreement” has the meaning set forth in Section 8.3.
     “Tax” or “Taxes” means all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental (including taxes under Code Section 59A), premium, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, social security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Agency, including any interest, penalties or additions thereto, whether disputed or not.
     “Ton” means 2,000 pounds avoirdupois.
     “Transferred Employees” has the meaning set forth in Section 6.15(a).
ARTICLE II
PURCHASE AND SALE OF OLC INTERESTS AND PURCHASED ASSETS; PURCHASE PRICE
2.1 Purchase and Sale of OLC Interests. On the terms and subject to the conditions set forth in this Agreement, at the Closing, each of NACC and RRMC shall sell, assign, transfer, convey and deliver to each of SWEPCO and CLECO and its respective successors and assigns forever, free and clear of any Liens (other than Permitted Liens), and each of SWEPCO and CLECO shall purchase and acquire from NACC and RRMC, 50% of each of NACC’s and RRMC’s right, title and interest in and to the OLC Interests.
2.2 Purchase and Sale of Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, RRMC shall sell, assign, transfer, convey and deliver the Purchased Assets to DHLC and its successors and assigns forever, free and clear of any Liens (other than Permitted Liens), and DHLC shall purchase and acquire from RRMC, all of RRMC’s right, title and interest in and to the Purchased Assets.
2.3 Retained Assets. Notwithstanding anything in this Agreement to the contrary, RRMC shall retain, and DHLC will in no way be construed to have purchased or acquired any interest whatsoever in the Retained Assets.
2.4 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, DHLC shall assume and become responsible for, and shall thereafter pay, perform and discharge as and when due the Liabilities arising under or related to the Purchased Assets to the extent arising from, or relating to, periods of time after the Closing as described in Section 3.1, and Purchasers shall cause OLC to assume and become responsible for, and thereafter pay, perform and discharge as and when due the Liabilities arising under or related to the Mining Reserves to the extent arising from, or relating to, periods of time after the Closing as described in Section 3.1; provided, however, that for the avoidance of doubt, (i) no Liabilities shall be assigned to or assumed by DHLC other than those expressly assigned and assumed under the Assets Assignment Agreement, the Bill of Sale or the Improvements Deed, or by OLC other than those expressly assigned and assumed under the Lease Assignment, the Mine Permit Transfer Agreement or the Real Property Deeds (the “Assumed Liabilities”), and (ii) the Assumed Liabilities shall expressly include RRMC’s maintenance and reclamation obligations with respect to the CLECO Stockpile not required under applicable Legal Requirements to be completed prior to the Closing Date. The Assumed Liabilities will not include, and DHLC will not assume, any Retained Liabilities. The Retained Liabilities will be retained by and remain the obligation of RRMC.
2.5 Purchase Price.
(a)	The aggregate purchase price for the OLC Interests and the Purchased Assets (the “Purchase Price”) is the sum of Forty One Million Five Hundred Thousand Dollars ($41,500,000) plus the NACC Contribution Amount, subject to adjustment pursuant to Section 2.5(b) and (c) below. At the Closing, (i) each of SWEPCO and CLECO shall pay NACC and RRMC the sum of (A) Twelve Million Eight Hundred Fifty Thousand Dollars ($12,850,000) (for an aggregate of Twenty Five Million Seven Hundred Thousand Dollars ($25,700,000), subject to adjustment pursuant to Sections 2.5(b) and (c) below (the “Mining Reserves Purchase Price”), plus (B) one-half (1/2) of the NACC Contribution Amount, for the purchase of the OLC Interests; and (ii) DHLC shall pay RRMC Fifteen Million Eight Hundred Thousand Dollars ($15,800,000), subject to adjustment pursuant to Section 2.5(c) below (the “Assets Purchase Price”), for the purchase of the Purchased Assets.

(b)	Not later than three (3) Business Days prior to the Closing Date, RRMC shall cease all transportation of mined coal from the mine pit to the coal stockpile and may, but shall not be obligated to, transport such coal to the CLECO Stockpile. Not later than two (2) Business Days prior to the Closing Date, RRMC shall deliver to Purchasers the results of a coal stockpile survey, conducted by RRMC consistent with recent past practices of the approximate number of Tons of stockpiled coal (other than the CLECO Stockpile) that will be included in the Mining Reserves on the Closing Date (the “Closing Date Coal Stockpile Amount”). Sellers shall provide Purchasers with reasonable notice prior to such survey, and Purchasers shall be entitled to have one or more representatives observe such survey. If the Closing Date Coal Stockpile Amount is less than the Expected Coal Stockpile Amount, then the Purchase Price will be reduced by an amount equal to the product of (i) the Expected Coal Stockpile Amount minus the Closing Date Coal Stockpile Amount times (ii) $20.16 per Ton (the “Coal Stockpile Underage Value”). If the Closing Date Coal Stockpile Amount is

greater than the Expected Coal Stockpile Amount, then the Purchase Price will be increased by an amount equal to the product of (A) the Closing Date Coal Stockpile Amount minus the Expected Coal Stockpile Amount times (ii) $20.16 per Ton (the “Coal Stockpile Overage Value”).

(c)	Not later than two (2) Business Days prior to the Closing Date Sellers shall deliver to Purchasers a statement itemizing the prorations described in Section 6.7 and the credit to DHLC equal to the CLECO Stockpile Accrual Amount as of the Closing Date. Purchasers shall review such proration statement prior to the Closing Date and the Parties shall agree to a final proration statement as of the Closing Date (the “Proration Statement”). The net amount shown owing by RRMC to DHLC or by DHLC to RRMC, as applicable, on the Proration Statement, is referred to herein as the “Assets Proration Amount.” The net amount shown owing by CLECO and SWEPCO to RRMC or by RRMC to CLECO and SWEPCO, as applicable, on the Proration Statement is referred to herein as the “Mining Reserves Proration Amount.”
2.6 Payment of Purchase Price. At the Closing, (a) each of CLECO and SWEPCO shall pay to Sellers its 50% share of (i) the Mining Reserves Purchase Price, (ii) plus the Coal Stockpile Overage Value or minus the Coal Stockpile Underage Value, as applicable, and (iii) plus or minus the Mining Reserves Proration Amount, as applicable; and (b) DHLC shall pay to Sellers (i) the Assets Purchase Price, (ii) plus or minus the Assets Proration Amount, as applicable, in each case by wire transfer in immediately available federal funds to the accounts designated by Sellers in Schedule 2.6.
2.7 Certain Financial Statements. No later than two (2) Business Days prior to the Closing Date, Sellers shall deliver to Purchasers unaudited, pro forma balance sheets of OLC, one prepared in accordance with United States generally accepted accounting principles, consistently applied, and the other prepared on a tax-basis, each as of the Closing Date.
ARTICLE III
CLOSING AND DELIVERIES
3.1 Closing.
(a)	The closing of the transactions contemplated hereby (the “Closing”) will take place within five Business Days after the satisfaction or waiver of each of the conditions set forth in ARTICLE VII (other than those conditions that are to be satisfied at Closing), or on such other date as the Parties mutually agree in writing (the “Closing Date”) at the offices of Bracewell & Giuliani LLP, 1445 Ross Avenue, Suite 3800, Dallas, Texas 75202-2711. Legal title, equitable title and risk of loss with respect to the OLC Interests and the Purchased Assets will be deemed transferred to or vested in the applicable Purchaser, and the transactions contemplated by this Agreement will be deemed effective for Tax, accounting and other computational purposes, and the Parties will treat the Closing as if it had occurred, as of 11:59 p.m. (Central Time) on the Closing Date.

(b)	At or immediately prior to the Closing, Sellers will form OLC on behalf of RRMC and the following additional steps will occur in the following order as part of the Closing: (i) RRMC shall transfer to OLC all of its right, title and interest in and to the Mining Reserves in exchange for all of the membership interests in OLC; (ii) NACC shall immediately thereafter contribute the NACC Contribution Amount in exchange for 1% of the membership interests in OLC; (iii) in exchange for payment of the Mining Reserves Purchase Price (as adjusted in Sections 2.5 and 2.6, as applicable), each of CLECO and SWEPCO shall purchase an aggregate 50% of the OLC Interests (for the avoidance of doubt, each of CLECO and SWEPCO shall purchase one-half of the OLC Interests held by each of NACC and RRMC); and (iv) in exchange for the Assets Purchase Price (as adjusted in Sections 2.5 and 2.6, as applicable), DHLC shall purchase the Purchased Assets from RRMC. Closing shall not be deemed to have occurred until all steps have been completed. All other proceedings to be taken by all Parties at the Closing will be deemed to have been taken simultaneously and no such other proceedings will be deemed to have been taken until all have been taken.

(c)	Notwithstanding any provision of this Agreement to the contrary, the Parties acknowledge and agree that, at Closing, the Mining Reserves and the Purchased Assets may and are permitted to differ from those existing upon execution and delivery of this Agreement to the extent resulting from (i) Seller’s operation of the Oxbow Mine in accordance with, as permitted by, and as not prohibited by, the provisions of Section 6.1, and (ii) the occurrence of Closing despite a casualty pursuant to Sections 6.16(a)(i), 6.16(b)(i), or 6.16(c)(i) or a condemnation proceeding pursuant to Section 6.16(d)(i).
3.2 Deliveries by Sellers. At the Closing, Sellers, at Sellers’ sole cost, shall deliver or cause to be delivered to the applicable Purchaser or Purchasers the following items:
(a)	Possession of the Mining Reserves and the Purchased Assets, including the real estate documents for the Oxbow Mine located at NACC’s Bismarck, North Dakota office and the geological data for the Oxbow Mine located at NACC’s warehouse in Dallas, Texas;

(b)	An original of a contribution agreement, substantially in the form of Exhibit C-1, duly executed by RRMC and OLC (the “RRMC Contribution Agreement”), and an original of a contribution agreement, substantially in the form of Exhibit C-2, duly executed by NACC, RRMC and OLC (the “NACC Contribution Agreement”);

(c)	An original of an assignment and assumption of Leases with respect to the Leases set forth on Schedule 4.8 conveyed by RRMC to OLC substantially in the form of Exhibit D, duly executed by RRMC and OLC (the “Lease Assignment”);

(d)	An original of a warranty deed with respect to the parcels of Owned Real Property conveyed by RRMC to OLC (other than such property described in Schedule 4.6(d)), substantially in the form of Exhibit E-1, and an original of a special warranty deed with respect to the parcels of Owned Real Property described in Schedule 4.6(d) conveyed by RRMC to OLC, substantially in the form of Exhibit E-2, each duly executed by RRMC and OLC (collectively, the “Real Property Deeds”);

(e)	An original of an assignment of membership interests with respect to the OLC Interests in favor of each of CLECO and SWEPCO substantially in the form of Exhibit F, duly executed by NACC and RRMC (the “Interests Assignment Agreement”);

(f)	An original of a bill of sale to DHLC, in substantially the form of Exhibit G, duly executed by RRMC (the “Bill of Sale”);

(g)	An original of an assignment and assumption agreement with DHLC, in substantially the form of Exhibit H, duly executed by RRMC (the “Assets Assignment Agreement”);

(h)	An original of an act of sale with respect to all buildings, fixtures and other improvements located on the Real Property, in substantially the form of Exhibit I, duly executed by RRMC (the “Improvements Deed”);

(i)	Each of the Consents required to be obtained by Sellers set forth on Schedule 3.2(i) (the “Seller Consents”);

(j)	Written resignations of each officer of OLC set forth on Schedule 3.2(j);

(k)	The original company record books of OLC, including an original executed Amended and Restated Limited Liability Company Agreement of OLC substantially in the form of Exhibit J, duly executed by NACC and RRMC;

(l)	An original of the Consulting Agreement, duly executed by NACC;

(m)	An original of the Surface Use Agreement, duly executed by RRMC;

(n)	An original of a letter of credit, substantially in the form of Exhibit K and with such other changes as may be reasonably required by the Issuing Bank, in the stated amount of Four Million One Hundred Fifty Thousand Dollars ($4,150,000) and expiring 364 days after the Closing Date (subject to renewal or replacement in accordance with Section 10.9(a)), duly executed by the Issuing Bank (the “Letter of Credit”);

(o)	An original of a mine permit transfer agreement, substantially in the form of Exhibit L, duly executed by RRMC and OLC (the “Mine Permit Transfer Agreement”);

(p)	An original of a Closing statement (the “Closing Statement”), reflecting the total amount payable by each Purchaser to Sellers at Closing pursuant to Section 2.6, duly executed by Sellers;

(q)	A certificate of the Secretary of State of the jurisdiction of incorporation or formation, as applicable, as to the good standing of each Seller in such jurisdiction dated within 15 days of the Closing Date;

(r)	A certificate of the Secretary of each Seller, given by him or her on behalf of the delivering Seller and not in his or her individual capacity, certifying as to (i) such Seller’s certificate of incorporation and bylaws, in the case of NACC, or such Seller’s articles of organization and limited liability company agreement, in the case of OPC, or the Joint Venture Agreement, in the case of RRMC, and (ii) resolutions duly adopted by the Board of Directors of such Seller, in the case of NACC, by the Board of Managers of such Seller, in the case of OPC, or by NACC and OPC as joint venturers of RRMC, authorizing the execution and delivery of this Agreement by such Seller and its performance of the transactions contemplated hereby;

(s)	A non-foreign person affidavit for each Seller that complies with the requirements of Section 1445 of the Code; and

(t)	Such other documents and instruments as Purchasers reasonably request, including vehicle titles, to consummate the transactions contemplated hereby.
3.3 Deliveries by Purchasers. At the Closing, the applicable Purchaser or Purchasers, at its or their sole cost, shall deliver or cause to be delivered to Sellers the following items:
(a)	The Assets Purchase Price or its 50% share of the Mining Reserves Purchase Price, each as adjusted pursuant to Sections 2.5 and 2.6, as applicable, paid as designated by Sellers in accordance with Schedule 2.6;

(b)	A certificate of the Secretary of State of the jurisdiction of incorporation or formation, as applicable, as to the good standing of each Purchaser in such jurisdiction dated within 15 days of the Closing Date;

(c)	An original of the Interests Assignment Agreement, duly executed by CLECO and SWEPCO;

(d)	An original of the Bill of Sale, duly executed by DHLC;

(e)	An original of the Assets Assignment Agreement, duly executed by DHLC;

(f)	An original of the Improvements Deed, duly executed by DHLC;

(g)	An original of the Consulting Agreement, duly executed by DHLC;

(h)	An original of the Surface Use Agreement, duly executed by OLC;

(i)	An original of the Closing Statement, duly executed by each Purchaser;

(j)	A certificate of the Secretary of each Purchaser, given by him or her on behalf of such Purchaser and not in his or her individual capacity, certifying as to (i) such

Purchaser’s articles of organization and limited liability company agreement, in the case of CLECO and DHLC, or such Purchaser’s certificate of incorporation and bylaws, in the case of SWEPCO, and (ii) resolutions duly adopted by the Board of Managers of such Purchaser, in the case of CLECO and DHLC, or by the Board of Directors of such Purchaser, in the case of SWEPCO, authorizing the execution and delivery of this Agreement by such Purchaser and its performance of the transactions contemplated hereby;
(k)	Consent from (or pre-approval by) LOC to transfer of the Mine Permit; and

(l)	Such other documents and instruments as Sellers reasonably request to consummate the transactions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS
     Each Seller, jointly and severally, represents and warrants to Purchasers as follows:
4.1 Organization of Sellers. NACC is a corporation duly incorporated, validly existing, and in good standing under the Legal Requirements of the State of Delaware. OPC is a limited liability company duly formed and existing under the Legal Requirements of the State of Louisiana. OPC has in effect an election to be taxed as a corporation pursuant to Regulation § 301.7701-3 of the Code. RRMC is a joint venture duly formed under the Legal Requirements of the State of Texas and is not in dissolution. Each Seller has full power and authority to execute, deliver and perform this Agreement (and all documents required to be executed and delivered by each Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents). OLC has not made an election under Section 754 of the Code. RRMC made an election under Section 754 of the Code with respect to the tax year ended December 31, 2000, and such election remains in effect.
4.2 Foreign Qualification. Each of NACC and RRMC is also qualified to do business in the State of Louisiana.
4.3 Authority of Sellers. The execution, delivery and performance by each Seller of this Agreement (and all documents required to be executed and delivered by each Seller at Closing) and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or limited liability company (as applicable) action on the part of such Seller, and this Agreement constitutes the legal, valid and binding obligation of each Seller, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or similar Legal Requirements from time to time in effect which affect creditors’ rights generally, and by legal and equitable limitations on the enforceability of specific remedies (the “General Enforceability Exceptions”).
4.4 No Conflict or Violation. Except as may be avoided or cured by obtaining the Seller Consents and except as set forth on Schedule 4.4, neither the execution and delivery of this Agreement by Sellers (and all documents required to be executed and delivered by each Seller at Closing), the consummation of the transactions contemplated hereby or thereby, nor the fulfillment of the terms and compliance with the provisions hereof or thereof, will, directly or indirectly (with or without notice or lapse of time):
(a)	contravene, conflict with, or result in a violation of: (i) any provision of the certificate of incorporation or bylaws of NACC, the articles of organization or limited liability company agreement of OPC, the Joint Venture Agreement, or the limited liability company agreement of OLC, or (ii) any resolution or consent adopted by the Board of Directors or the stockholders of NACC, the Board of Managers or the members of OPC, or by NACC and OPC as joint venturers of RRMC, or the Board of Managers or the members of OLC;

(b)	contravene, conflict with or result in a violation of any Legal Requirement or Order applicable to any Seller or OLC, or give any Governmental Agency or other Person the right to challenge any of the transactions contemplated hereby;

(c)	whether or not with due notice or lapse of time or both, (i) result in the imposition or creation of any Lien upon the OLC Interests or the Purchased Assets, or (ii) result in a default or give rise to any right of termination, cancellation, or acceleration under any note, bond, mortgage, indenture, or other financing instrument, or Contract to which any Seller is a party or by which any Seller, the Oxbow Mine, the Purchased Assets, or the Mining Reserves are bound;

(d)	to Sellers’ Knowledge, give any Governmental Agency or other Person the right to challenge any of the transactions contemplated hereby; or

(e)	require the Consent, approval, or authorization of, or registration or filing with, any Governmental Agency or other Person.
4.5 Title to RRMC Interests and OLC Interests.
(a)	NACC and OPC own and possess all right, title and interests in and to all interests in RRMC free and clear of all Liens, other than Permitted Liens, and no other Person has the right or obligation to acquire any interest in RRMC.

(b)	At Closing, NACC and RRMC will own and possess all right, title and interest in and to the OLC Interests free and clear of all Liens, other than Permitted Liens. At Closing, NACC and RRMC will have the right, power and capacity to convey, transfer, assign and deliver the OLC Interests free and clear of any Liens, other than Permitted Liens, and no other Person will have the right or obligation to acquire any ownership interest in the OLC Interests.
4.6 Title to Purchased Assets and Mining Reserves.
(a)	RRMC has good and valid title to all of the Purchased Assets, free and clear of all Liens, other than Permitted Liens. Schedule 4.6(a) sets forth a complete listing of the machinery and equipment included in the Purchased Assets. At the Closing, DHLC will acquire good and valid title to the Purchased Assets, free and clear of all Liens, other than Permitted Liens.

(b)	RRMC has the right, power and capacity to convey, transfer, assign and deliver the Mining Reserves to OLC at Closing. Sellers have made available to Purchasers all documents in their possession relating to title to the Mining Reserves. No Person has the right or obligation to acquire any of RRMC’s ownership interest in the Mining Reserves, other than with respect to those portions of Owned Real Property identified in Schedule 4.10(a).

(c)	At Closing, the Owned Real Property, other than such property described in Schedule 4.6(d), will be free and clear of all Liens, except Permitted Liens.

(d)	Schedule 4.6(d) identifies those portions of the Owned Real Property that may be subject to lawful claims of Persons not claiming by, through or under OLC or any Seller or any of their respective Affiliates. At Closing, the Owned Real Property described in Schedule 4.6(d) will be free and clear of all Liens, except Permitted Liens; provided that for purposes of this Section 4.6(d), “Permitted Liens” includes any lawful claim of any Person not claiming by, through or under OLC or any Seller or any of their respective Affiliates.

(e)	At Closing, the Leases will be free and clear of all Liens, except Permitted Liens; provided that for purposes of this Section 4.6(e), “Permitted Liens” includes any lawful claim of any Person not claiming by, through or under RRMC, any other Seller or any of their respective Affiliates.
4.7 Legal Requirements and Orders. Except as set forth on Schedule 4.7, the Oxbow Mine has been operated by Sellers in compliance with all applicable Legal Requirements and Orders.
4.8 Leases. Schedule 4.8 lists and describes all coal leases, coal subleases, and all other leases or subleases of real property (together with any amendments, supplements, and other modifications thereto, each a “Lease,” and collectively, the “Leases” and the real property subject to such Leases, the “Leased Real Property”) held by RRMC, other than Leases included in the Retained Interests set forth on Schedule 1.1(A). RRMC has made available to Purchasers correct and complete copies of the Leases listed in Schedule 4.8. Except as set forth on Schedule 4.8, with respect to each such Lease:
(a)	each Lease is a valid and binding agreement of RRMC, enforceable by RRMC in accordance with its terms, subject to the General Enforceability Exceptions, and, to Sellers’ Knowledge, each Lease is a valid and binding agreement of the other parties thereto;

(b)	RRMC has fulfilled all material obligations required to have been performed by it pursuant to each Lease;

(c)	RRMC is not in breach of or in default under any of the Leases and, to Sellers’ Knowledge, there is no event or condition that with notice or the passage of time, or both, will be a breach or default of any Lease by RRMC;

(d)	to Sellers’ Knowledge, there is no existing breach or default by any other party to any Lease, and no event has occurred that, with the passage of time or giving of notice or both, would constitute a default by such other party or would permit termination, modification or acceleration thereunder by any lessor;

(e)	RRMC is in material compliance with and enjoying quiet possession under each Lease;

(f)	RRMC has paid in full all ad valorem property Taxes and other assessments levied on any of the Leases (if required under any Lease) that have heretofore become due and payable, and there are no agreements for payment to be deferred beyond the statutory due date;

(g)	RRMC has not received any written notice of assessments for public improvements or condemnation against any real property covered by any Lease and, to Sellers’ Knowledge, no such assessments or condemnation is contemplated; and

(h)	Except for the Seller Consents, no Consent of any lessor is required in connection with the assignment of any Lease to OLC or the sale of the OLC Interests to CLECO and SWEPCO.
4.9 Contracts. Schedule 4.9 sets forth all material contracts of RRMC (other than: (i) agreements between Sellers or any of them and Purchasers or any of them; (ii) the Joint Venture Agreement; (iii) Leases; (iv) contracts with third party vendors that obligate Sellers to pay less than $50,000 in the aggregate to which RRMC is a party or is made exclusively for the benefit of RRMC or for the Oxbow Mine; (v) contracts constituting or solely related to the Retained Interests or Retained Assets; and (vi) the Employee Benefit Plans) (each a “Contract,” collectively “Contracts”), including all guaranties, debt, loans, deeds of trust, security agreements, joint venture agreements, partnership agreements or services agreements. Sellers have made available to Purchasers correct and complete copies of each Contract (including written summaries setting forth the terms of any oral Contract). Except as set forth on Schedule 4.9:
(a)	each Contract is a valid and binding agreement of RRMC, enforceable by RRMC in accordance with its terms, except as such enforcement may be limited by General Enforceability Exceptions, and, to Sellers’ Knowledge, each Contract is a valid and binding agreement of the other parties thereto;

(b)	RRMC has fulfilled all material obligations required to have been performed by it pursuant to each Contract;

(c)	RRMC is not in breach of or in default under any of the Contracts and, to Sellers’ Knowledge, there is no event or condition that with notice or the passage of time, or both, will be a breach or default of any Contract by RRMC;

(d)	to Sellers’ Knowledge, there is no existing breach or default by any other party to any Contract, and no event has occurred that, with the passage of time or giving of notice or both, would constitute a default by such other party or would permit termination, modification or acceleration thereunder by such other party; and
(e)	no Consent of any party to any Contract is required in connection with the assignment of any Contract to DHLC.
4.10 Owned Real Property.
(a)	Schedule 4.10(a) discloses all real property owned by RRMC (collectively, the “Owned Real Property”). Except as set forth on Schedule 4.10(a), RRMC does not own any real property and no Person (other than RRMC) has the right of use or occupancy of any portion of the Owned Real Property or any option, first refusal or first opportunity right or other interest with respect to any portion of the Owned Real Property.

(b)	RRMC has not received any written notice of assessments for public improvements or condemnation against any Owned Real Property and, to Seller’s Knowledge, no such assessments or condemnation is contemplated.
4.11 Permits. Schedule 4.11 is a list of each Permit, including its expiration date. All Permits, except as noted on Schedule 4.11, are in full force and effect and no Proceeding is pending or, to Sellers’ Knowledge, threatened, to revoke or limit any such Permit. Except as set forth on Schedule 4.11:
(a)	RRMC is, and at all times since December 31, 2002 has been, in compliance with all of the terms and requirements of each Permit listed in Schedule 4.11;

(b)	Since December 31, 2002, RRMC has not received any notice or written communication from any Governmental Agency or any other Person regarding: (i) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any such Permit or (ii) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any such Permit, nor is there any basis for such notice or other communication, and to Sellers’ Knowledge, there has been no such oral notice or other oral communication since December 31, 2002;

(c)	all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Agencies, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Agencies; and

(d)	except for provisions which prohibit the transfer or assignment of a Permit without the approval of a Governmental Agency, neither the execution and delivery of this Agreement by RRMC, the consummation of the transactions contemplated hereby, nor the fulfillment and compliance with the provisions hereof, will directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Agency the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit or (ii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Permit.
4.12 Reserve Data. Sellers have made available to Purchasers copies of geological surveys and data, logs, test hole locations, monitoring well locations, reserve data, coal measurements, coal samples, lithologic data, coal reserve calculations, mine plans, equipment productivity and cost data, engineering studies, seismic records, shot points, field notes, interpretations and programs and all other seismic, technical, geological and geophysical information, data, reports, samples and studies prepared by or on behalf of Sellers or within the possession, custody or control of Sellers with respect to the Real Property as of June 30, 2008 (“Reserve Data”). The Reserve Data has been based upon information obtained in the ordinary course of business of Sellers.
4.13 Environmental Matters. Notwithstanding any other representation or warranty contained in this ARTICLE IV, the representations and warranties contained in this Section 4.13 and the representations and warranties contained in Section 4.11 relating to Permits constitute the sole representations and warranties of Sellers relating to any Environmental Law. Except as set forth on Schedule 4.13: (a) Neither Sellers nor, to Sellers’ Knowledge, any other Person has generated, manufactured, stored, transported, treated, recycled, disposed of or otherwise handled in any way any Hazardous Materials on, beneath or about the Real Property that has resulted in or is reasonably likely to result in any Damages, to or against RRMC or OLC; (b) there has not been a Release of Hazardous Materials into the Environment on, beneath or about the Real Property during the operation of the Oxbow Mine by RRMC or, to Sellers’ Knowledge, prior to such operation by RRMC, that has resulted in or is reasonably likely to result in any Damages to or against RRMC or OLC; (c) Sellers have not received any notice, complaint, Order, directive or action from any Governmental Agency or Person relating to Hazardous Materials, Environmental Law, or Liabilities with respect to the Real Property that has resulted in or is reasonably likely to result in any Damages to or against RRMC or OLC or in a prohibition or restriction on the use of the Leases or Owned Real Properties as contemplated by the Mine Permit; (d) to Sellers’ Knowledge, the Real Property does not constitute a habitat for any species designated as threatened or endangered pursuant to the Endangered Species Act, 16 U.S.C. §1531 et seq.; (e) Sellers have not installed any underground or above-ground storage tanks or subsurface structures on or under the Real Property and, to Seller’s Knowledge, no other Person has done so; (f) the Real Property is not subject to any private or governmental Lien or claim relating to Hazardous Materials or violations of Environmental Law other than Permitted Liens; (g) no part of the Real Property has been designated as land unsuitable for surface coal mining operations or as areas where such mining operations are prohibited or limited by the Surface Mining Control and Reclamation Act of 1977, 30 U.S.C. §1272 or the Louisiana Surface Mining and Reclamation Act, La. Rev. Stat. Ann. 30 §922 or, to Seller’s Knowledge, other applicable Environmental Laws; and (h) the Oxbow Mine, the Real Property, and RRMC are and have been during the past six (6) years in compliance in all material respects with all applicable Environmental Laws, including without limitation any requirement of such Environmental Laws to obtain, maintain, and comply with any Permit.

4.14 Employees.
(a)	Schedule 4.14 sets forth a list of the names, job titles and job duties of (i) all employees of RRMC (the “RRMC Employees”) and (ii) those employees of NACC who are currently providing administrative services to RRMC (the “Administrative Employees”).

(b)	With respect to the RRMC Employees and Administrative Employees, during the last 12 months, there has been no mass layoff, plant closing or shutdown that implicates the Worker Adjustment & Retraining Notification Act of 1988, as amended, or any similar Legal Requirement.

(c)	None of Sellers nor any Affiliate of a Seller is a party to, or is bound by, the terms of any collective bargaining agreement or any other contract with any labor union or employee representative of any of the RRMC Employees or Administrative Employees.

(d)	There is no material litigation pending or, to Sellers’ Knowledge, threatened between (i) Sellers or any of its Affiliates and (ii) any RRMC Employee, Administrative Employee or any employee representatives (including unions and any bargaining unit) of any of the RRMC Employees or Administrative Employees. To Sellers’ Knowledge, there are no union organizational efforts presently being made involving any of the RRMC Employees or Administrative Employees.

(e)	Except as disclosed on Schedule 4.14, there are no employment contracts between any of Sellers or their Affiliates and any of the RRMC Employees or Administrative Employees.
4.15 Employee Benefit Plans.
(a)	Sellers and certain Affiliates of Sellers have made contributions to or have been required to make contributions to “defined benefit plans” as defined in Section 3(35) of ERISA or pension plans subject to the funding standards of Section 302 of ERISA or Section 412 of the Code (“Sellers’ Defined Benefit Plans”). No liability under Section 302 or 303 of ERISA, Section 412 of the Code or Title IV or ERISA has been incurred by any Seller, any Affiliate of any Seller or any corporation, trade, business, or entity that is now or has been at any time under common control with any Affiliate of any Seller (within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA) for failure to timely make any contribution payment required with respect to any of Seller’s Defined Benefit Plans. None of Sellers nor any Affiliates of Sellers have made a contribution or have been required to make a contribution to a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. No service rendered by any RRMC Employee or Administrative Employee during the past six (6) years for any Seller or any Affiliate of any Seller is taken into account for purposes of calculating withdrawal liability, within the meaning of Section 4201 of ERISA, with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code.
(b)	With respect to each group health plan benefiting any RRMC Employee or Administrative Employee, RRMC and NACC, as applicable, have materially complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(c)	Each Employee Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification that is current as of the Closing Date and nothing has occurred (or failed to occur) that could reasonably be expected to result in the revocation of such letter.
4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Sellers without the participation of any other Person acting on their behalf in such manner as to give rise to any valid claim by any such Person against Purchasers or their Affiliates for a finder’s fee, brokerage commission or other similar payment based on an arrangement with Sellers or their Affiliates.
4.17 Litigation. Except as disclosed on Schedule 4.17, (a) there are no actions, causes of action, claims, suits, Proceedings, Orders pending or, to Sellers’ Knowledge threatened, against any Seller in connection with the operation of the Oxbow Mine, the Mining Reserves, the Purchased Assets or the OLC Interests, or that seek to restrain or enjoin the consummation of the transactions contemplated hereby, at law, in equity, or before or by any Governmental Agency, and (b) to Sellers’ Knowledge, no event has occurred and no condition exists that is reasonably likely to give rise to, or serve as the basis for, any such action, cause of action, claim, suit, Proceeding, or Order.
4.18 Taxes. Except for Taxes referred to in Section 6.6, (i) Sellers have timely paid, or will timely pay, all Taxes that include or relate to the Mining Reserves or the Purchased Assets that will have been required to be paid on or prior to the Closing Date, and (ii) Sellers have made, or will prior to Closing make, adequate provision to pay when due all Taxes that include or relate to the Mining Reserves or the Purchased Assets after the Closing Date pursuant to Section 6.7.
4.19 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE SCHEDULES HERETO), NEITHER SELLERS NOR ANY OF THEIR RESPECTIVE AFFILIATES, EMPLOYEES OR REPRESENTATIVES ARE MAKING OR HAVE MADE ANY REPRESENTATIONS OR WARRANTIES OF ANY SORT TO OR FOR THE BENEFIT OF PURCHASERS, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, INCLUDING (I) ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PURPOSE OR INTENDED USE OR (II) THE PRESENCE OR ABSENCE OF ANY APPARENT OR HIDDEN DEFECTS, AND SELLERS EXPRESSLY DISCLAIM ANY SUCH OTHER REPRESENTATIONS AND WARRANTIES, AND EXCEPT TO THE EXTENT PROVIDED IN SECTION 10.1, EACH OF THE PURCHASERS HEREBY WAIVES ANY RIGHT TO THE RETURN OF ALL OR ANY PART OF THE PURCHASE PRICE OR TO A

REDUCTION OF THE PURCHASE PRICE AND ANY WARRANTY OF FITNESS IT MAY HAVE IN REDHIBITION PURSUANT TO LOUISIANA CIVIL CODE ARTICLES 2520 THROUGH 2548 INCLUSIVE IN CONNECTION WITH THE PURCHASE AND SALE OF THE MINING RESERVES AND THE PURCHASED ASSETS. WITHOUT LIMITING THE FOREGOING, SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES TO PURCHASERS REGARDING (A) THE CONDITION OF THE PURCHASED ASSETS, (B) THE ACCURACY OR COMPLETENESS OF THE RESERVE DATA, (C) THE ESTIMATES OF THE QUANTITY OR QUALITY OF THE RECOVERABLE COAL RESERVES WITHIN THE REAL PROPERTY OR ANY AREA THEREOF, OR (D) THE PROBABLE SUCCESS OR PROFITABILITY OF THE OXBOW MINE, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT PURCHASERS’ SOLE RISK.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER
     Each Purchaser, with respect to itself only and not with respect to any other Purchaser (except that the representation and warranties of DHLC are made jointly and severally by SWEPCO), represents and warrants to Sellers as follows:
5.1 Organization and Authority. CLECO is a limited liability company duly formed and existing under the Legal Requirements of the State of Louisiana. SWEPCO is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware. DHLC is a limited liability company duly formed and existing under the Legal Requirements of the State of Delaware. Such Purchaser has full power and authority to execute, deliver and perform this Agreement (and all documents required to be executed and delivered by such Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents). The execution, delivery and performance by such Purchaser of this Agreement (and all documents required to be executed and delivered by such Purchaser at Closing) and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or limited liability company (as applicable) action on the part of such Purchaser, and this Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by the General Enforceability Exceptions.
5.2 No Conflict or Violation. Except as may be avoided or cured by obtaining the Consents to be obtained by such Purchaser as set forth in Schedule 5.2 (the “Purchaser Consents”), neither the execution and delivery of this Agreement by such Purchaser (and all documents required to be executed and delivered by such Purchaser at Closing), the consummation of the transactions contemplated hereby or thereby, nor the fulfillment of the terms and compliance with the provisions hereof or thereof will directly or indirectly (with or without notice or lapse of time):
(a)	contravene, conflict with, or result in a violation of (i) any provision of the articles of organization or limited liability company agreement either CLECO or DHLC, or the certificate of incorporation or bylaws of SWEPCO, or (ii) any resolution adopted by the Board of Managers or the members of either CLECO or DHLC, or the Board of Directors or the stockholders of SWEPCO;

(b)	contravene, conflict with, or result in a violation of any Legal Requirement or Order applicable to such Purchaser, or give any Governmental Agency or other Person the right to challenge any of the transactions contemplated hereby or thereby; or

(c)	require the Consent, approval, or authorization of, or registration or filing with, any Governmental Agency.
5.3 Litigation. There are no actions, causes of action, claims, suits, Proceedings, Orders pending or, to the knowledge of such Purchaser threatened against such Purchaser, at law, in equity, or before or by any Governmental Agency that seek to restrain or enjoin the consummation of the transactions contemplated hereby.
5.4 Purchase for Investment. CLECO and SWEPCO are purchasing the OLC Interests for their own account and not with a view to, or for sale in connection with, any distribution thereof.
5.5 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by such Purchaser without the intervention of any other Person acting on its behalf in such manner as to give rise to any valid claim by any such Person against Sellers or their Affiliates for a finder’s fee, brokerage commission or other similar payment based on an arrangement with such Purchaser or its Affiliates.
5.6 Independent Investigation; No Reliance. In connection with its investment decision, such Purchaser and/or its representatives has inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Oxbow Mine as desired by such Purchaser. Such Purchaser has had an opportunity to ask questions and receive answers to its satisfaction from Sellers and their representatives regarding the Oxbow Mine, and such Purchaser is capable of evaluating the risks and merits of its decision to purchase the OLC Interests or the Purchased Assets, as applicable, and of protecting its own interests in connection therewith. The purchase of the OLC Interests or the Purchased Assets, as applicable, by such Purchaser and the consummation of the transactions contemplated hereby by such Purchaser are not done in reliance upon any representation or warranty by, or information from, Sellers or any of their respective Affiliates, employees or representatives of any sort, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in ARTICLE IV (as modified by the Schedules hereto), and such Purchaser acknowledges that Sellers expressly disclaim any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of such Purchaser’s own investigations, analyses, judgments and assessments of the present and potential value and earning power of the Oxbow Mine as well as those representations and warranties by Sellers specifically and expressly set forth in ARTICLE IV (as modified by the Schedules hereto). Such Purchaser acknowledges that Sellers have not made any representations or warranties to such Purchaser regarding the probable success or profitability of the Oxbow Mine. Such Purchaser further acknowledges that neither Sellers nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Sellers, the OLC Interests, the Purchased Assets, the Oxbow Mine, the transactions contemplated by this Agreement and the coal reserves at the Real Property not specifically and expressly set forth in ARTICLE IV (as modified by the Schedules hereto), including in respect of the Reserve Data or the quality or quantity of the coal reserves at the Real Property, and none of Sellers or any other Person will have or be subject to any Liability to such Purchaser or any other Person resulting from the distribution to such Purchaser or its representatives or Purchaser’s use of any such information, distributed on behalf of Sellers or relating to the OLC Interests, the Purchased Assets or the Oxbow Mine or other publications or data room information provided to such Purchaser or its representatives, or any other document or information in any form provided to such Purchaser or its representatives, including management presentations, in connection with the purchase and sale of the OLC Interests or the Purchased Assets, as applicable, and the transactions contemplated hereby.
5.7 Financing. Such Purchaser has sufficient funds available to deliver its portion of the Purchase Price and to consummate the transactions contemplated by this Agreement.
ARTICLE VI
CERTAIN COVENANTS AND AGREEMENTS
6.1 Interim Operations. Except for the transactions described in Schedule 6.1 or as otherwise expressly provided in this Agreement, between the date of this Agreement and the Closing, RRMC, in relation to the Purchased Assets and the Mining Reserves, shall: (i) carry on its business in the ordinary course of business consistent with recent past practices and the Mine Permit, including exercising prudent industry practices with respect to the maintenance, repair and replacement of equipment, maintenance of the spare parts inventory and performance of reclamation responsibilities; (ii) use Commercially Reasonable Efforts to preserve intact its current business organization, mining activities and properties until the Closing Date, and maintain the relations and good will with its suppliers, customers, landlords, creditors, agents, and others having business relationships with RRMC; (iii) maintain all current insurance policies covering the Mining Reserves and the Purchased Assets; and (iv) promptly notify Purchasers of any major loss, major damage, major mechanical breakdown or other major casualty involving any of the Mining Reserves or the Purchased Assets (including any major mechanical breakdown of any major equipment such as the dragline) that occurs with respect to the Oxbow Mine.
     Without limiting the generality of the foregoing, except for the transactions described in Schedule 6.1, from the date hereof until the Closing Date, without the prior written consent of Purchasers, RRMC shall not:
(a)	to the extent secured by any Mining Reserves or Purchased Assets, borrow or agree to borrow any funds or incur, or become subject to, any obligation or liability, or issue any note, bond, or other debt security, or guarantee any indebtedness for borrowed money or capitalized lease obligation except obligations and liabilities incurred in the ordinary course of business, none of which exceed $10,000 individually or $100,000 in the aggregate;

(b)	sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of any Mining Reserves or Purchased Assets having a value individually (or in the aggregate for related items) in excess of $5,000, other than sales of coal sold in the ordinary course of business, or cancel or otherwise terminate, or agree to cancel or otherwise terminate any Permit;

(c)	enter into any material Lease or Contract (or series of related Leases or Contracts) included in any Mining Reserves or Purchased Assets or make or permit any material amendment to or terminate, accelerate, modify or cancel any material Lease or Contract (other than permitting any material Lease or Contract to expire in accordance with its terms) or breach in any material respect any provision of any material Lease or Contract;

(d)	merge or consolidate RRMC with any other Person;

(e)	mortgage, pledge or subject to any Lien any Mining Reserves or Purchased Assets, other than Permitted Liens;

(f)	make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) in an amount in excess of $25,000 that would become an Assumed Liability;

(g)	cancel, compromise, waive or release any right or claim (or series of related rights and claims) with respect to the Mining Reserves or the Purchased Assets;

(h)	except as may be required for RRMC to fulfill its obligations under the Lignite Spot Sales Agreement, increase or decrease in any material respect (i) the rate at which lignite is mined, (ii) in-pit inventory, (iii) the rate at which stockpiled coal is delivered to the purchasers thereof, or (iv) the rate at which mined areas are reclaimed, or amend or modify any mine plan under the Mine Permit;

(i)	enter into any collective bargaining agreement, written or oral, or modify the terms of any existing such Contract;

(j)	hire any employee, or fire or otherwise make any change in employment terms of any of the RRMC Employees or the Administrative Employees, other than (i) increases in salaries and wages and changes in Employee Benefit Plans made, in either case, in the ordinary course of business, or as required by Legal Requirements or Orders, (ii) terminations of employment for cause, and (iii) as may be required for RRMC to fulfill its obligations under the Lignite Spot Sales Agreement; or

(k)	enter into any commitment, agreement, arrangement or understanding with respect to any of the foregoing.
6.2 Reasonable Access. From the date hereof until the Closing Date or the earlier termination of this Agreement, and subject to all applicable Legal Requirements or Orders, upon reasonable prior written notice, each Purchaser and its representatives shall have reasonable access, during normal business hours, to the Oxbow Mine and the Oxbow Mine records located there, as well as the Oxbow Mine records located elsewhere, so that each Purchaser may, at its sole cost and expense, make such inspections as it may reasonably require. Such inspections shall not unreasonably interfere with the operations of the Oxbow Mine and each Purchaser shall restore and return the Oxbow Mine to the same condition as existed prior to such inspection by such Purchaser. Notwithstanding anything contained in this Agreement to the contrary, Sellers are not required to provide any information or access that they believe could violate any applicable Legal Requirement or Order, including antitrust laws, or the terms of any confidentiality agreement or confidentiality provisions in any contract, impact any privilege, including the attorney/client privilege (except with respect to title opinions or any other title materials), or otherwise be competitively sensitive.
6.3 Filings. Each Seller and Purchaser shall cooperate in furnishing information required for: (a) determining whether any action has occurred by or in respect of, or filing with, any Governmental Agency in connection with the consummation of the transactions contemplated by this Agreement and (b) taking such actions or making any such filings. Following the Closing, each Seller and Purchaser shall prepare and file any application, report or other filing required to be submitted to any other Governmental Agency in connection with the transactions contemplated hereby, the filing fees of which shall be borne by the applicable Purchaser or Purchasers.
6.4 Commercially Reasonable Efforts; Further Assurances. Between the date of this Agreement and the Closing Date, each Seller and Purchaser will use its Commercially Reasonable Efforts to cause the conditions in ARTICLE VII applicable to it to be satisfied. Each Seller and Purchaser agrees that it will execute and deliver such other instruments and take such other steps after the Closing Date as may be necessary to perfect the transfer of the OLC Interests to CLECO and SWEPCO and the Purchased Assets to DHLC and to otherwise effectuate all of the provisions of, and the transactions contemplated by, this Agreement and any documents delivered pursuant hereto.
6.5 Notice of Events.
(a)	During the period from the date of this Agreement to the Closing Date or the earlier termination of this Agreement, each Purchaser shall promptly notify Sellers in writing if it becomes aware of (i) the occurrence, or non-occurrence, of any event of which it has knowledge, which has caused, or could reasonably be expected to cause, any representation or warranty made by such Purchaser to be untrue or inaccurate in any material respect at any time after the date of this Agreement and prior to the Closing Date; and (ii) any material failure on Purchasers’ part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Purchaser hereunder. In addition, each Purchaser shall promptly notify Sellers if such Purchaser obtains knowledge that any of the representations and warranties of Sellers in this Agreement and the Schedules hereto (including the updated Schedules) are not true and correct in all material respects, or if such Purchaser obtains knowledge of any material errors in, or omissions from, the Schedules (including the updated Schedules) to this Agreement.

(b)	During the period from the date of this Agreement to the Closing Date or the earlier termination of this Agreement, Sellers shall promptly notify Purchasers in writing if (i) in Sellers’ Knowledge, there is an occurrence, or non-occurrence, of any event, which has caused, or could reasonably be expected to cause, any representation or warranty made by Sellers to be untrue or inaccurate in any material respect at any time after the date of this Agreement and prior to the Closing Date, provided that Sellers shall not be obligated to notify Purchasers of any such event that is permitted under, or has been approved by Purchasers pursuant to, Section 6.1; and (ii) any material failure on Sellers’ part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Sellers hereunder. Sellers may, by notice in accordance with the terms of this Agreement, supplement the Schedules, as appropriate, with respect to any matter that arises or becomes known by Sellers after the date hereof and that would have been required to be set forth or described in the Schedules had such matter existed or been known to Sellers as of the date of this Agreement. Any such update shall be made promptly after such matter arises or becomes known to Sellers. For all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Section 7.2 have been fulfilled, the Schedules shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any supplement or amendment to the Schedules (which shall be subject to a claim for indemnity upon termination hereof), but if the Closing shall occur, then all matters disclosed pursuant to any such supplement or amendment at or prior to the Closing shall be waived and Purchasers shall not be entitled to make a claim thereon pursuant to the terms of this Agreement or otherwise.
6.6 Transfer Taxes. Any sales, recording, transfer, use or other similar Taxes or fees imposed as a result of the transfer of the Mining Reserves to OLC, or the sale of the OLC Interests to CLECO and SWEPCO or the Purchased Assets to DHLC pursuant to this Agreement shall be borne by the applicable Purchaser or Purchasers. Each Seller and Purchaser shall timely prepare and timely file all Tax returns with respect to any such sales, transfer, use or other similar Taxes. Each Purchaser shall provide copies of all relevant sales tax exemption certificates with respect to the Mining Reserves or the Purchased Assets to Sellers at the Closing.
6.7 Apportionment of Property Taxes. Taxes and assessments on the Real Property or Taxes on tangible personal property shall be prorated between OLC and RRMC or DHLC and RRMC, as applicable, in each case as of the Closing Date and based upon the last available invoice or information, and Sellers shall not be responsible for any increased assessments on any Real Property or tangible personal property after the Closing Date. All such prorations shall be allocated so that items relating to time periods ending on or prior to the Closing Date shall be allocated to RRMC, and items relating to time periods beginning after the Closing Date shall be allocated to OLC or DHLC, as applicable; provided, however, that any real property Tax shall be allocated in accordance with Section 164(d) of the Code.
6.8 Reclamation Bond. Promptly following the execution and delivery of this Agreement and, in any event, within fifteen (15) days thereof, CLECO and SWEPCO shall file or cause to be filed with the LOC an application to replace the then existing reclamation performance bond applicable to the Real Property and required by the Mine Permit (“Sellers’ Reclamation Bond”) with a reclamation performance bond for which Sellers shall have no obligation to the LOC or any surety. Thereafter CLECO and SWEPCO shall take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers, assignments, conveyances and assurances as may be required or desirable for replacing and releasing the Sellers’ Reclamation Bond; provided, that prior to the Closing, CLECO and SWEPCO shall only be required to use Commercially Reasonable Efforts to accomplish the foregoing.
6.9 Transfer of Mine Permit and Other Permits. Promptly following the execution and delivery of this Agreement and, in any event, within fifteen (15) days thereof, CLECO and SWEPCO shall file or cause to be filed with the LOC a request for transfer of the Mine Permit to OLC and approval by the LOC of the change in ownership of OLC contemplated by this Agreement. Thereafter CLECO and SWEPCO shall use Commercially Reasonable Efforts to take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers, assignments, conveyances and assurances as may be required or desirable for transferring the Mine Permit and obtaining such LOC approval of the change in ownership of OLC. Sellers agree to fully and immediately upon request use Commercially Reasonable Efforts to cooperate with Purchasers in accomplishing the transfer of the Mine Permit and any other Permit the transfer of which may be required or desirable in order to effect the purposes of this Agreement.
6.10 Certain Provisions Relating to Consents. Each Seller shall use its Commercially Reasonable Efforts to obtain the Seller Consents required to be obtained by it, and each Purchaser shall use its Commercially Reasonable Efforts to obtain the Purchaser Consents required to be obtained by it. To the extent that any Contract, Lease or Permit is deemed to be transferred by Sellers to OLC or DHLC, as applicable pursuant to this Agreement but is not capable of being so transferred without the Consent of a third party (including a Governmental Agency) and such Consent is not obtained prior to Closing, or if such deemed transfer would constitute a breach or a violation of such Contract, Lease or Permit or of any Legal Requirement, nothing in this Agreement or any other document delivered hereunder will constitute a transfer or an attempted transfer thereof, but this provision does not relieve Sellers of using Commercially Reasonable Efforts to obtain such Consents necessary to transfer such Contract, Lease or Permit. If any such Consent is not obtained, or if an attempted assignment or assumption would be ineffective or would adversely affect the rights or increase the obligations of any Party or any of its Affiliates with respect to any such Contract, Lease or Permit, so that OLC or DHLC, as applicable, would not, in fact, receive the rights, or assume the obligations with respect thereto as the same exist prior to such attempted assignment or assumption, then the Parties shall use Commercially Reasonable Efforts to enter into such reasonable cooperative arrangements as may be reasonably acceptable to the Parties (including sublease, agency, management, indemnity or payment arrangements and enforcement at the cost and for the benefit of OLC or DHLC, as applicable of any and all rights against an involved third party) to provide for or impose upon OLC or DHLC, as applicable the benefits of such Mining Reserves or Purchased Assets or the obligations of such Assumed Liability, as the case may be, and any transfer or assignment to OLC or DHLC, as applicable, of any such Mining Reserves or Purchased Assets, or any assumption by OLC or DHLC, as applicable, of any such Assumed Liability, which shall require such Consent that is not obtained, shall be made subject to such Consent being obtained. If the Parties cannot agree on any such arrangement, or any such arrangement would not be reasonably practicable or obtainable, to provide OLC or DHLC, as applicable, with all the material benefits of such Mining Reserves or Purchased Assets or all the material obligations of such Assumed Liability, then such Mining Reserves or Purchased Assets or Assumed Liability, as the case may be, shall be excluded from the transactions under this Agreement and shall be deemed to be an

Retained Asset or Retained Liability, as the case may be, and the Parties shall negotiate in good faith an equitable adjustment in the Asset Purchase Price or Mining Reserves Purchase Price, as applicable, with respect thereto.
6.11 Coal Sales to ADA-ES, Inc. If after the Closing Date, OLC, DHLC or any of their successors or assigns sells coal mined or unmined coal reserves from the Real Property or any other land located within the permit boundaries of the Oxbow Mine (as they existed as of the Closing Date and as set forth on the attached Exhibit M) to ADA-ES, Inc., a Colorado corporation, or any of its Affiliates, successors or assigns (collectively, “ADA”), and such agreement pursuant to which the sales occur (including any purchase order or sales confirmation) (each, an “ADA Agreement”) is entered into within two (2) years of the Closing Date, then DHLC shall, or Purchasers shall cause OLC to, as applicable, pay, within fifteen (15) days after receipt of sales proceeds from ADA, to Sellers an amount equal to the product of (a) fifty cents ($0.50) per Ton times (b) the number of Tons of coal sold to ADA, during a time period beginning upon the effectiveness of such ADA Agreement and terminating upon the earlier to occur of the expiration of the terms of such ADA Agreement or ten (10) years from the effectiveness of such ADA Agreement. In the event that Sellers have cause for reasonable suspicion of any such sales, Sellers shall have the right during normal business hours to audit the sales records (including invoices) and weighing records of OLC and DHLC, or their successors or assigns, if applicable, to determine the amount of payments due under this Section 6.11. In such case, Sellers’ access and its (and its Affiliates’ and representatives’) examinations shall be at Sellers’ sole cost and expense.
6.12 Termination of Lignite Supply and Transportation Agreement. NACC, CLECO and SWEPCO hereby agree that, as of the Closing Date, the Lignite Supply and Transportation Agreement shall terminate and shall be of no further force and effect, and no party shall have any further liability to any other party thereunder other than obligations accrued prior to such termination, except for CLECO’s and SWEPCO’s obligation to pay an early termination payment (which RRMC hereby waives effective as of Closing).
6.13 Concurrent Effectiveness of Consulting Agreement and Surface Use Agreement. Each Seller and each Purchaser hereby acknowledges and agrees that the Consulting Agreement and the Surface Use Agreement shall be effective and enforceable as of the Closing Date.
6.14 Non-Competition. For the period beginning with the Closing Date through the twenty (20) year anniversary of the Closing Date, neither Sellers nor any of their respective Affiliates shall, directly or indirectly, (a) enter into, engage in, consult, manage or otherwise participate in the operation of any business within the Non-Compete Area (as defined herein) which competes with the operation of the Oxbow Mine as conducted as of the Closing Date, or (b) acquire any surface, mineral (other than oil or gas) or coal mining interests within the Non-Compete Area. Nothing contained in this Section 6.14 shall prohibit any Seller or any of their Affiliates from acquiring or holding at any one time a passive investment of less than five percent (5.0%) of the outstanding shares of capital stock of any publicly traded corporation that may compete with the operation of the Oxbow Mine as conducted as of the Closing Date within the Non-Compete Area. For purposes of this Section 6.14, the “Non-Compete Area” shall be the current Oxbow Mine permit boundaries and the non-compete area outside the border of the Oxbow Mine permit boundaries depicted in the attached Exhibit M, including the corridor of land between Oxbow Mine and the Dolet Hills mine.

6.15 Certain Employee Matters.
(a)	Offer of Employment to RRMC and Administrative Employees. During the period ending sixty (60) days after the date of this Agreement (“Interview Period”) Sellers shall provide DHLC (or an Affiliate of DHLC) (the “Employer”) reasonable access to the RRMC Employees and the Administrative Employees for purposes of conducting employment interviews with such persons. No later than ten (10) Business Days after the Interview Period, the Employer may offer employment to each RRMC Employee and Administrative Employee, contingent on Closing and effective as of the Closing Date. All offers of employment shall be made in accordance with applicable Legal Requirements and may be terminated at will. RRMC Employees and Administrative Employees who accept such offer of employment with the Employer are referred to herein as “Transferred Employees”.

(b)	Employment-Related Liabilities. Effective as of the Closing, (i) the employment of each Transferred Employee with Sellers shall cease and (ii) except as required by Legal Requirements, each Transferred Employee will cease active participation in, and any benefit accrual under, each of the Employee Benefit Plans. No Purchaser and no Affiliate of any Purchaser shall have any liability or obligation whatsoever under the Employee Benefit Plans, nor shall any Purchaser or any Affiliate of any Purchaser assume the sponsorship of any such Employee Benefit Plan. Sellers shall be solely liable to satisfy all obligations to provide COBRA continuation coverage under any group health plan maintained by Sellers or any Affiliate of Sellers, including, but not limited to all liability relating to qualifying events (as defined in Code Section 4980B) occurring prior to the Closing Date.

(c)	No Third-Party Beneficiaries. No provision in this Section 6.15 shall (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of RRMC, NACC or any other Person other than the Parties and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or (iii) constitute or be deemed to constitute an amendment to any Employee Benefit Plan.
6.16 Casualty or Condemnation. If, before the Closing Date, all or any portion of the Oxbow Mine is damaged or destroyed (the “Damaged Portion”) (whether by fire, theft, vandalism or other casualty) or is subject to or threatened with any condemnation or eminent domain proceeding, in whole or in part, Sellers shall notify Purchasers promptly in writing of such fact, and the following provisions shall apply.
(a)	If the fair market value of the Damaged Portion or the cost of repair of the Damaged Portion is less than fifteen percent (15%) of the Purchase Price, Sellers shall, at their option, either (i) reduce the Purchase Price by the lesser of the fair market value of the Damaged Portion (such value to be determined as of the date immediately prior to such damage or destruction), or the estimated cost to repair or restore the same, or (ii) bear the costs of repairing or restoring the Damaged Portion and, at Sellers’ election, delay the Closing and suspend any right to terminate this Agreement for a reasonable time necessary to accomplish the same. Any failure of a condition to Closing related to any such damage or destruction of which Sellers shall have so notified Purchasers shall be deemed not to exist, provided that Sellers exercise their election pursuant to the preceding sentence within a reasonable period of time.

(b)	If the lesser of the fair market value of the Damaged Portion or the cost of repair of the Damaged Portion is greater than fifteen percent (15%) of the Purchase Price, then Purchasers may elect either to (i) require Sellers upon the Closing to transfer to Purchasers the proceeds (or the right to the proceeds) of applicable insurance to which Sellers or any Affiliate of Sellers may be entitled and proceed with the transactions contemplated by this Agreement, or (ii) within thirty (30) days after such damage or destruction, terminate this Agreement.

(c)	If the duration to restore such damage or destruction is estimated to be greater than one hundred and eighty (180) calendar days, then Purchasers may elect either to (i) require Sellers to proceed to Closing, and upon the Closing, transfer to the applicable Purchaser or Purchasers the proceeds (or the right to the proceeds) of applicable insurance to which Sellers or any Affiliate of Sellers may be entitled, or (ii) within thirty (30) days after such damage or destruction, terminate this Agreement.

(d)	If, before the Closing Date, all or any portion of the Oxbow Mine becomes subject to or is threatened with any condemnation or eminent domain proceeding, and such taking would reasonably be expected to result in a material adverse effect on the business, operations, financial condition, revenue-generating capacity or physical condition of the Oxbow Mine, taken as a whole, then Purchasers may, at their option, (i) require Sellers to proceed to Closing, and upon the Closing, transfer to the applicable Purchaser or Purchasers the proceeds (or the right to the proceeds) of any claim, settlement, or proceeds thereof to which Sellers or any Affiliate of Sellers may be entitled, or (ii) within thirty (30) days following such notice, terminate this Agreement.

(e)	If Purchasers require Sellers to proceed to Closing pursuant to paragraphs (c) or (d) above, then Purchasers shall be deemed to have waived their rights and remedies with respect to any breaches of representations or warranties by Sellers that are caused by Purchasers’ requiring Sellers to proceed to Closing thereunder.
6.17 Access to Oxbow Mine Records.
(a)	For a period of seven (7) years after the Closing Date, no Party will dispose of any books, records, documents or information reasonably relating to the Mining Reserves or the Purchased Assets (including, as to Sellers, the accounting books and records and files and records relating to the RRMC employees that are Retained Assets) without first giving notice to the other Parties and permitting the other Parties to retain or copy such books, records, documents and information as it may select. During such period, each Party (i) will permit the other Parties to examine and make copies, at the examining Party’s expense, of such books, records, documents and information for any reasonable purpose, including any litigation, or the preparation of income or other Tax returns and (ii) provide to the other Parties, upon reasonable notice, such reasonable access to any of the Oxbow Mine or other pertinent locations and all individuals who regularly work or worked at or in support of the Oxbow Mine during normal business hours as the examining Party may request in any such notice for any reasonable purpose; provided, however, that all such examinations shall occur and all such access shall be provided at times and places reasonably set by the Party to whom such request is made, and in no event shall the examining Party interfere with such other Party’s operations.

(b)	If privileged and/or attorney work product documents or information, including communications between a Party and its counsel, are disclosed to the examining Party in the books, records, documents or other information examined, the examining Party agrees (i) such disclosure is inadvertent, (ii) such disclosure will not constitute a waiver, in whole or in part, of any privilege or work product, (iii) such information will constitute confidential information subject to the provisions of the SWEPCO Confidentiality Agreement and the CLECO Confidentiality Agreement, and (iv) it will promptly return all copies of such privileged and/or attorney work product portions of such books, records, documents or other information in its possession.
6.18 No Negotiations. Other than as expressly permitted by Section 6.1 of this Agreement, prior to the Closing, none of Sellers or their respective Affiliates shall, directly or indirectly, solicit or entertain, or cause or allow any other Person to solicit or entertain, any offer to acquire any ownership interest in RRMC, OLC, the Mining Reserves or the Purchased Assets or any portion thereof, or provide information to others concerning the potential purchase and sale of any ownership interest in RRMC, OLC, the Mining Reserves or the Purchased Assets, or enter into any negotiation or agreement that provides for the acquisition of any portion of any ownership interest in RRMC, OLC, the Mining Reserves or the Purchased Assets by any Person other than Purchasers.
ARTICLE VII
CONDITIONS TO CLOSING
7.1 Conditions to the Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Legal Requirement) at or prior to the Closing of each of the following additional conditions:
(a)	The representations and warranties of each Purchaser set forth in this Agreement will be true and correct in all respects (provided that any representation or warranty of a Purchaser contained herein that is subject to a materiality or similar qualification will not be so qualified for purposes of determining the existence of any breach thereof on the part of such Purchaser) as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for such breaches that would not, individually or in the aggregate with any other breaches on the part of such

Purchaser, materially and adversely affect the ability of such Purchaser to consummate the transactions contemplated by this Agreement.

(b)	Each of the agreements and covenants of each Purchaser to be performed and complied with by such Purchaser pursuant to this Agreement prior to the Closing Date will have been duly performed and complied with in all material respects.

(c)	Each Purchaser will have delivered to Sellers the items required to be delivered by such Purchaser pursuant to Section 3.3.

(d)	Since the date of this Agreement, there must not have been commenced and be continuing any Proceeding (i) involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated by this Agreement, or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated by this Agreement.
7.2 Conditions to the Obligations of Each Purchaser. The obligations of each Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Legal Requirement) at or prior to the Closing of each of the following additional conditions:
(a)	The representations and warranties of Sellers set forth in this Agreement will be true and correct in all respects (provided that any representation or warranty of Sellers contained herein that is subject to a materiality or similar qualification will not be so qualified for purposes of determining the existence of any breach thereof on the part of Sellers) as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for such breaches that would not, individually or in the aggregate with any other breaches on the part of Sellers, reasonably be expected to have a material adverse effect on the OLC Interests, the Mining Reserves or the Purchased Assets.

(b)	Each of the agreements and covenants of Sellers to be performed and complied with by Sellers pursuant to this Agreement prior to or as of the Closing Date will have been duly performed and complied with in all material respects.

(c)	Sellers will have delivered to such Purchaser the items required to be delivered to such Purchaser pursuant to Section 3.2.

(d)	Each Purchaser shall have obtained the Purchaser Consents required to be obtained by it.

(e)	Since the date of this Agreement, there must not have been commenced and be continuing any Proceeding (i) involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated by this Agreement, or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated by this Agreement.

(f)	Sellers shall not have executed any agreement with ADA or any third party pursuant to which coal from the Oxbow Mine is committed to be sold after the Closing Date.
7.3 Frustration of Closing Conditions. No Purchaser nor any Seller may rely on the failure of any condition set forth in Section 7.1, or Section 7.2, as the case may be, to be satisfied if such failure was caused by such Party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement as required by and subject to Section 6.3 or Section 6.4.
ARTICLE VIII
TERMINATION OF AGREEMENT
8.1 Right to Terminate. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing Date:
(a)	by the mutual written consent of Purchasers and Sellers;

(b)	by Purchasers, on the one hand, or Sellers, on the other hand, upon written notice to the other Parties, if a Governmental Agency of competent jurisdiction has issued an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order has become final and non-appealable; provided, however, that Purchaser or Seller seeking to terminate this Agreement pursuant to this clause (b) has used its Commercially Reasonable Efforts to remove such Order;

(c)	by Purchasers, on the one hand, or Sellers, on the other hand, upon written notice to the other Parties, if any condition to such a Purchaser’s or Seller’s obligations to consummate the transactions contemplated hereby is incapable of being satisfied on or prior to the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) is not available to a Purchaser or Seller whose breach of its obligations under this Agreement has been the cause of, or resulted in, the inability of such condition to be satisfied; or

(d)	by Purchasers upon written notice to Sellers pursuant to Section 6.16.
8.2 Automatic Termination. This Agreement shall automatically terminate, with no further action required by either Purchasers or Sellers, if the transactions contemplated by this Agreement have not been consummated on or prior to September 30, 2009 (the “Outside Date”).
8.3 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1 or Section 8.2, no Party will have any liability or any further obligation to any other Party, except as provided in this Section 8.3 and except that nothing herein releases, or may be construed as releasing, any Party from (a) any Damage to any other Party arising out of the breaching Party’s material breach in the performance of any of its covenants arising under this

Agreement, (b) obligations under that certain Confidentiality Agreement, dated June 9, 2008, as amended July 1, 2008, among Sellers and CLECO (“CLECO Confidentiality Agreement”), or (c) obligations under that certain Confidentiality Agreement, dated June 9, 2008, as amended July 1, 2008, among Sellers and SWEPCO (“SWEPCO Confidentiality Agreement”). The obligations of the Parties under this Section 8.3, and ARTICLE XII will survive any termination of this Agreement.
ARTICLE IX
SURVIVAL OF REPRESENTATIONS AND WARRANTIES
9.1 Survival. The representations, warranties, covenants and agreements of Sellers and Purchasers, as applicable, contained in this Agreement will survive the Closing Date but only to the extent specified below:
(a)	All covenants and agreements contained in this Agreement will survive the Closing Date in accordance with their respective terms.

(b)	The representations and warranties contained in this Agreement will survive the Closing Date until the twelve (12) month anniversary of the Closing Date, at which point such representations and warranties and any claim for indemnification by Purchasers or Sellers, as applicable, on account thereof will expire and terminate, except for pending claims identified in writing on or before such date to a Party obligated to provide indemnification under ARTICLE X; provided, however, that: (i) the representations and warranties contained in Section 4.1 (Organization of Sellers), Section 4.3 (Authority of Sellers), Section 4.5(b) (Title to OLC Interests), Section 4.6 (Title to Purchased Assets and Mining Reserves), and Section 4.16 (Brokers) shall survive indefinitely; (ii) the representations and warranties contained in Section 4.18 (Taxes) shall survive until the expiration of the applicable statute of limitations (including any extension of such statute of limitations); and (iii) the representations and warranties contained in Section 5.1 (Organization and Authority) and Section 5.5 (Brokers) shall survive indefinitely.

(c)	Except to the extent set forth in Sections 9.1(b), all claims for indemnification based on an inaccuracy in or a misrepresentation of or a breach of a representation or warranty must be asserted within thirty (30) days after the date of the expiration or termination of the respective survival periods set forth in this Section 9.1. Any claim for indemnification based on an inaccuracy in or a misrepresentation of or a breach of a representation or warranty not made in writing within thirty (30) days after the date of the expiration or termination of the applicable survival period will be irrevocably and unconditionally released and waived, whether or not a longer period would be permitted by applicable Legal Requirements.

ARTICLE X
INDEMNIFICATION
10.1 Indemnification by Sellers. Subject to limitations stated in ARTICLE IX and hereafter, Sellers hereby agree, jointly and severally, to indemnify, defend and hold harmless Purchasers and their respective shareholders, directors, officers and employees, including the shareholders, members, directors, officers and employees of any Subsidiary (including OLC) or Affiliate of Purchasers (collectively, “Purchaser Indemnitees”), from and against, and will pay to Purchaser Indemnitees the amount of, any Damages (including without limitation any strict liabilities) incurred by any Purchaser Indemnitees, arising out of the following:
(a)	any breach of any representation or warranty made by Sellers in this Agreement;

(b)	any breach by Sellers or any of them of any covenant or obligation of Sellers in this Agreement; and

(c)	the Retained Liabilities.
10.2 Indemnification by Purchasers. Subject to limitations stated in ARTICLE IX and hereafter, CLECO, on the one hand, and SWEPCO and DHLC, on the other hand, hereby agree, severally and not jointly (and, as between SWEPCO and DHLC, jointly and severally), to indemnify, defend and hold harmless Sellers and their respective shareholders, directors, officers, and employees, including the shareholders, members, directors, officers, and employees of any Subsidiary or Affiliate of Sellers (collectively, “Seller Indemnitees”), from and against, and will pay to Seller Indemnitees the amount of, any Damages incurred by any Seller Indemnitees, arising out of the following:
(a)	any breach of any representation or warranty made by such Purchaser(s) in this Agreement;

(b)	any breach by such Purchaser(s) of any covenant or obligation of such Purchaser(s) in this Agreement;

(c)	Sellers’ Reclamation Bond after the Closing, including delays or failures in pursuing the release thereof;

(d)	the Assumed Liabilities; and

(e)	all Liabilities relating to final reclamation and abandonment of the Oxbow Mine.
     For the avoidance of doubt, and notwithstanding anything to the contrary contained herein, (i) CLECO’s indemnity obligations to the Seller Indemnitees under this Section 10.2 are limited to Damages arising out of: its own breaches under paragraphs (a) or (b) above, the matters described in paragraph (c) above, the matters described in paragraph (d) above and the matters described in paragraph (e) above; and (ii) SWEPCO’s and DHLC’s indemnity obligations to the Seller Indemnitees under this Section 10.2 are limited to, on a joint and several basis, Damages arising out of: their own breaches under paragraphs (a) or (b) above, the matters described in paragraph (c) above, the matters described in paragraph (d) above and the matters described in paragraph (e) above.
10.3 Matters Involving Third Parties.
(a)	If any third party notifies a Party entitled to indemnification under Section 10.1 or Section 10.2 (the “Indemnified Party”) with respect to any matter that may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this ARTICLE X, then the Indemnified Party shall use reasonable efforts to notify the Indemnifying Party thereof promptly and in any event within ten (10) days after receiving any written notice from a third party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless, and then solely to the extent that, the Indemnifying Party is actually prejudiced thereby.

(b)	The Indemnifying Party shall defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party.

(c)	The Indemnified Party may retain separate counsel at its sole cost and expense (except that the Indemnifying Party shall be responsible for the reasonable fees and expenses of one separate co-counsel for all Indemnified Parties to the extent the Indemnified Party is advised, in writing by its counsel, that the counsel the Indemnifying Party has selected has a conflict of interest).

(d)	The Indemnifying Party shall reimburse the Indemnified Party for the reasonable costs of defense or investigation for the period prior to the Indemnifying Party’s assumption of the defense.

(e)	The Indemnified Party shall not consent to the entry of a judgment or enter into any settlement with respect to any matter that may give rise to a claim for indemnification without the written consent of the Indemnifying Party, which consent may not be unreasonably withheld or delayed; provided, however, that if the Indemnifying Party has failed to respond to a claim for indemnification required to be provided pursuant to this ARTICLE X for fifteen (15) days after a request therefor, then the Indemnified Party may take any such action without the consent of the Indemnifying Party.

(f)	The Indemnifying Party shall not consent to the entry of a judgment with respect to any matter that may give rise to a claim for indemnification or enter into any settlement that does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto for the sole remedy of payment without the written consent of the Indemnified Party (not to be unreasonably withheld or delayed).
10.4 Limitations on Indemnification Payments to Seller Indemnitees. Notwithstanding anything in this Agreement to the contrary, the right of the Seller Indemnitees to indemnification is limited as follows:

(a)	The Seller Indemnitees’ right to indemnification pursuant to Section 10.2 on account of any Damages will be reduced by all insurance or other third party indemnification proceeds actually received by the Seller Indemnitees. The Seller Indemnitees shall use Commercially Reasonable Efforts to claim and recover any Damages suffered by the Seller Indemnitees under any such insurance policies or other third party indemnities. The Seller Indemnitees shall remit to the applicable Purchaser or Purchasers any such insurance or other third party proceeds that are paid to the Seller Indemnitees with respect to Damages for which the Seller Indemnitees have been previously compensated pursuant to Section 10.2.

(b)	The Seller Indemnitees will not be entitled to indemnification pursuant to Section 10.2 for diminution in value, or for lost income, revenues or profits, or for consequential, incidental, exemplary, punitive or special damages.

(c)	No Seller Indemnitees shall be entitled to be compensated more than once for the same Damages.
10.5 Limitations on Indemnification Payments to Purchaser Indemnitees. Notwithstanding anything herein to the contrary, the right of the Purchaser Indemnitees to indemnification is limited as follows:
(a)	Subject to Section 10.5(f), the Purchaser Indemnitees will be entitled to indemnification from Sellers collectively pursuant to Section 10.1(a) on account of any Damages to the extent (but only to the extent) that the aggregate amount of all Damages suffered by the Purchaser Indemnitees exceeds (i) $250,000 in the case of CLECO and SWEPCO collectively as owners of OLC, or (ii) $250,000 in the case of DHLC, and then only to the extent of such excess up to an aggregate amount of (x) $10,280,000 in the case of CLECO and SWEPCO collectively as owners of OLC, and (y) $6,320,000 in the case of DHLC, in Damages (such that a maximum aggregate amount equal to Sixteen Million Six Hundred Thousand Dollars ($16,600,000) is potentially available to the Purchaser Indemnitees in respect of any such Damages).

(b)	The Purchaser Indemnitees’ right to indemnification pursuant to Section 10.1 on account of any Damages will be reduced by all insurance or other third party indemnification proceeds actually received by the Purchaser Indemnitees. The Purchaser Indemnitees shall use Commercially Reasonable Efforts to claim and recover any Damages suffered by the Purchaser Indemnitees under any such insurance policies or other third party indemnities. The Purchaser Indemnitees shall remit to Sellers any such insurance or other third party proceeds that are paid to the Purchaser Indemnitees with respect to Damages for which the Purchaser Indemnitees have been previously compensated pursuant to Section 10.1.

(c)	The Purchaser Indemnitees will not be entitled to indemnification pursuant to Section 10.1 for diminution in value, multiples of earnings or cash flows, or for lost income, revenues or profits, or for consequential, incidental, exemplary, punitive or special damages.

(d)	Subject to Section 10.5(f), the Purchaser Indemnitees will not be entitled to assert any claims for Damages under Section 10.1(a) or 10.1(b) with respect to any individual item or matter, or items or matters arising out of substantially similar facts and circumstances, unless the threshold amount set forth in Section 10.5(a) has been surpassed and the amount of Damages with respect to each such item(s) or matter(s) exceeds Twenty Five Thousand and No/100 Dollars ($25,000).

(e)	No Purchaser Indemnitees shall be entitled to be compensated more than once for the same Damages.

(f)	Notwithstanding anything to the contrary contained in this Agreement, the monetary limitations set forth in Sections 10.5(a) and 10.5(d) shall not apply to claims for indemnification based upon any breach by Sellers of Section 4.1 (Organization of Sellers), Section 4.3 (Authority of Sellers), Section 4.4 (No Conflict or Violation), Section 4.5(b) (Title to OLC Interests), Section 4.6 (Title to Purchased Assets and Mining Reserves), Section 4.16 (Brokers) or Section 4.18 (Taxes).
10.6 Exclusive Remedy. Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that, from and after the Closing, the sole and exclusive remedies of the Parties for any Damages based upon, arising out of or otherwise in respect of the matters set forth in this Agreement (including representations, warranties, covenants and agreements) and the transactions contemplated hereby, whether based in contract or tort, are the indemnification and reimbursement obligations of the Parties set forth in this ARTICLE X. The provisions of this Section 10.6 shall not, however, prevent or limit a cause of action under Section 10.7 to obtain an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof. To the extent included within the scope of the representations and warranties in Section 4.11 or Section 4.13 and the indemnities provided in Section 10.1 hereof, the Purchaser Indemnitees expressly waive any and all rights and remedies against Sellers under all Environmental Laws in connection with any Damages relating to this Agreement or the transactions contemplated hereby.
10.7 Specific Performance. Each Party’s obligation under this Agreement is unique. If any Party should breach its covenants under this Agreement, the Parties each acknowledge that it would be extremely impracticable to measure the resulting Damages; accordingly, the nonbreaching Party or Parties, in addition to any other available rights or remedies they may have under the terms of this Agreement, shall be entitled to specific performance and/or to obtain an injunction or injunctions to prevent breaches of this Agreement, and each Party expressly waives the defense that a remedy in damages will be adequate.
10.8 Mitigation. Any indemnitee shall take all reasonable steps to mitigate its Damages upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that may be indemnifiable hereunder.
10.9 Seller Letter of Credit.
(a)	NACC shall deliver the Letter of Credit at Closing and cause the Letter of Credit to remain outstanding until the later of (i) three hundred ninety-five (395) days following the Closing (consisting of the initial three hundred sixty-four (364) day period covered by the Letter of Credit originally issued at Closing and the thirty-one (31) day period covered by a replacement Letter of Credit or renewal of the original Letter of Credit) (the “Minimum Letter of Credit Period”) and (ii) the resolution and receipt by Purchaser Indemnitees of payment for any claims made under this ARTICLE X (“Claims”) and pending on the last day of the Minimum Letter of Credit Period (such Claims, the “Letter of Credit Claims”), including receipt of payment following a Final Order issued with respect to any such Claims (if applicable); provided, that, at all times after the Minimum Letter of Credit Period, the stated amount of the Letter of Credit may be reduced to an amount not to exceed one hundred fifty percent (150%) of the aggregate amount of all Damages claimed by Purchasers under Claims Notice(s) with respect to then pending Letter of Credit Claims. The Letter of Credit shall contain a provision for at least thirty (30) days’ advance notice to Purchasers of any non-renewal, expiration or earlier termination of the Letter of Credit so as to allow Purchasers sufficient time to exercise their rights thereunder if NACC fails to extend or replace the Letter of Credit. If any Claim or Claims Dispute exists on the date that is thirty (30) days prior to any expiration date of the Letter of Credit, no later than such thirtieth (30th) day prior to each expiration date of the Letter of Credit, NACC shall cause the renewal or extension of the Letter of Credit for an additional consecutive term of ninety (90) days. If the Letter of Credit is not renewed or extended as required herein, Purchasers shall have the right to make a drawing (a “Drawing”) immediately under the Letter of Credit (x) in the case of the required extension or renewal of the Letter of Credit originally issued at Closing for an additional consecutive term of thirty-one (31) days, equal to the full stated amount thereof, and (y) in the case an extension or renewal required by the immediately preceding sentence, in an amount equal to the lesser of (A) the full stated amount thereof and (B) one hundred fifty percent (150%) of the aggregate amount of all Damages claimed by Purchasers under the Claims Notice(s) with respect to such pending Claim(s). The proceeds of such Drawing, if any, shall be held in an interest bearing escrow account with Issuing Bank as escrow agent with instructions to pay Claims made by Purchaser Indemnitees, such instructions to be in a form reasonably satisfactory to NACC. Cash held in such escrow account may be deposited in a fund fully insured by an agency of the United States government or consisting of short-term United States Treasury obligations, with all investment income thereon to be taxable to, and to accrue for the benefit of, NACC, and NACC shall be entitled to quarterly account sweeps for recovery of interest earned on such cash. NACC hereby grants to Purchasers a present and continuing first priority security interest in all cash which has been transferred to the Issuing Bank as escrow agent pursuant to this Section 10.9(a).
(b)	As soon as reasonably practicable after a Purchaser Indemnitee has knowledge of any Claim, such Purchaser Indemnitee shall give written notice of such Claim to Sellers (a “Claims Notice”). The Claims Notice shall describe the Claim in reasonable detail and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Damages asserted or which may be asserted by reason thereof. In the case of any estimated Damages contained in a Claims Notice, such

Purchaser Indemnitee shall provide a subsequent Claims Notice once such Damages have been determined.
(c)	If Sellers dispute such Claim, Sellers shall give written notice to such Purchaser Indemnitee (a “Claims Dispute”), which shall describe the Claims Dispute in reasonable detail and shall indicate the amount of any portion of the Claim that is undisputed, if any, within thirty (30) days following receipt by Sellers of the Claims Notice regarding such Claim. If Sellers deliver such a Claims Dispute, the Claim must be resolved as provided in Section 10.9(d) below. If no Claims Dispute is received by such Purchaser Indemnitee within such thirty (30)-day period, then the amount of Damages claimed by such Purchaser Indemnitee as set forth in the Claims Notice will be deemed established for purposes of this Agreement and if, at the end of such thirty (30)-day period, Sellers have not made payment to such Purchaser Indemnitee of an amount equal to such Damages, such Purchaser Indemnitee shall be entitled to request a Drawing for Damages in the amount claimed in the applicable Claims Notice. If the Claims Dispute is solely based on the amount of Damages involved in the Claim, then the undisputed amount of Damages claimed by such Purchaser Indemnitee as set forth in the Claims Notice will be deemed established for purposes of this Agreement and if, at the end of such thirty (30)-day period, Sellers have not made payment to such Purchaser Indemnitee of such undisputed amount, such Purchaser Indemnitee shall be entitled to request a Drawing for Damages in the amount claimed in the applicable Claims Notice.

(d)	If Sellers timely provide a Claims Dispute to any Claims Notice in accordance with Section 10.9(c), and the dispute is not otherwise resolved by such Purchaser Indemnitee and Sellers, the Purchaser Indemnitee may seek an order, judgment or decree from a court of competent jurisdiction that sets forth an amount of Damages owed by Sellers to such Purchaser Indemnitee. Once such order, judgment or decree becomes final and nonappealable (a “Final Order”), Sellers shall, within ten (10) Business Days of the issuance of such Final Order, make payment to such Purchaser Indemnitee of the amount of such Damages in compliance with such Final Order. If Sellers have not made such payment, then the Purchaser Indemnitee may request a Drawing for Damages in the amount of such Damages.

(e)	Notwithstanding anything to the contrary contained herein, in no event shall a Drawing for Damages be made in an amount that is greater than the maximum amount then available to be drawn under the Letter of Credit. In addition, the Letter of Credit shall be permanently reduced by the amount of such Drawing and Sellers shall have no obligation to increase the amount of the Letter of Credit. Each Drawing presented to the Issuing Bank shall be made in accordance with the terms of the Letter of Credit.

(f)	Upon receipt by any Purchaser Indemnitee of the proceeds of any Drawing, all indemnification obligations of Sellers for Damages for which such Purchaser Indemnitee is entitled to be indemnified for such Claim under this ARTICLE X shall be discharged in an amount equal to the amount of such proceeds so received.
(g)	Purchasers agree to take all actions requested by Sellers to release the Letter of Credit (or funds held in escrow pursuant to Section 10.9(a)) upon the later of (i) the end of the Minimum Letter of Credit Period and (ii) the resolution and receipt by Purchaser Indemnitees of payment for all Claims pending on the last day of the Minimum Letter of Credit Period, including receipt of payment following a Final Order issued with respect to any such Claims (if applicable).
ARTICLE XI
NOTICES
11.1 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given: (a) when delivered personally to the recipient; (b) when sent to the recipient by telecopy (receipt electronically confirmed by sender’s telecopy machine) or by electronic mail if received during normal business hours of the recipient, otherwise on the next Business Day; (c) one (1) Business Day after the date when sent to the recipient by reputable express courier service (charges prepaid); or (d) seven (7) Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to Sellers and to Purchasers at the addresses indicated below:

If to Sellers:	The North American Coal Corporation
14785 Preston Road, Suite 1100
Dallas, Texas 75254-7891
Attention: Vice President-Law and
Administration, and Secretary
Facsimile: (972) 387-1031
Email: tom.koza@nacoal.com

with a copy to:	Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
Attention: Michael Marting
Facsimile: (216) 579-0212
Email: mgmarting@jonesday.com

If to SWEPCO or DHLC:	Dolet Hills Lignite Company
First Floor
377 Hwy 522
Mansfield, LA 71052
Facsimile: (318) 872 - 4778
Attention: General Manager
Email: djmeyer@aep.com

with a copy to:	American Electric Power Service Corporation

1 Riverside Plaza
Columbus, OH 43215
Facsimile: (614) 716-2014
Attention: Office of the General Counsel
Email: rgryan@aep.com

If to CLECO:	Cleco Power LLC
963 Power Plant Rd.
Mansfield, LA 71052
Facsimile: (318) 871-3227
Attention: Director — Lignite Fuels
Email: Brad.McGahan@cleco.com

with a copy to:	Cleco Corp.
P.O. Box 5000
Pineville, LA 71361-5000
Facsimile: (318) 484-7685
Attention: Associate General Counsel
Email: Mark.Pearce@Cleco.com

and with a copy to:	James A. Stuckey
Phelps Dunbar, L.L.P.
365 Canal Street, Suite 2000
New Orleans, LA 70130-7534
Facsimile: (504) 568-9130, 568-9007
Email: stuckeyj@phelps.com
or to such other address as any Party may, from time to time, designate in writing delivered pursuant to the terms of this Section 11.1.
ARTICLE XII
MISCELLANEOUS PROVISIONS
12.1 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT. EACH PURCHASER HEREBY AUTHORIZES EACH SELLER TO FILE THIS PROVISION WITH THE CLERK OR JUDGE OR ANY COURT HEARING ANY SUCH CLAIM. THE WAIVER IS KNOWINGLY AND VOLUNTARILY MADE BY THE PARTIES.
12.2 Amendments. The terms, provisions and conditions of this Agreement may not be changed, modified or amended in any manner except by an instrument in writing duly executed by all of the Parties.
12.3 Assignment and Parties in Interest. No Purchaser or Seller may assign or transfer, directly or indirectly, the whole or any part of this Agreement, or any of the rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld. Any attempted assignment prohibited by this Agreement without the other Parties’ prior written consent shall be null and void from the beginning and of no effect. Subject to this Section 12.3, all of the provisions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns.
12.4 Public Announcements. No press or other public announcement, or public statement or comment in response to any inquiry, relating to the transactions contemplated by this Agreement shall be issued or made by any Purchaser or Seller without consultation with the other Parties; provided that a press release or other public announcement, regulatory filing, statement or comment made without such consultation shall not be in violation of this Section 12.4 if it is made in order to comply with any Legal Requirement or stock exchange policies and in the reasonable judgment of the Party or its Affiliate making such release or announcement, based upon advice of counsel, prior review and consultation, despite reasonable efforts to undertake the same, would prevent dissemination of such release or announcement in a timely enough fashion to comply with such Legal Requirement or policies; and provided further that in all instances prompt notice from the releasing Party to the other Parties shall be given with respect to any such release, announcement, statement or comment.
12.5 Expenses. Except as expressly provided otherwise in this Agreement, each Party shall bear all of its legal, accounting, engineering, consulting, investment banking and other costs and expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement.
12.6 Entire Agreement. This Agreement, together with the CLECO Confidentiality Agreement and SWEPCO Confidentiality Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes and is in full substitution for any and all prior agreements and understandings among them relating to such subject matter, and no Party shall be liable or bound to any other Party in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein and therein. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.
12.7 Descriptive Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
12.8 Counterparts. This Agreement may be executed in any number of counterparts and each such executed counterpart (including electronically transmitted counterparts) shall be, and shall be deemed to be, an original, but all of which shall constitute, and shall be deemed to constitute, in the aggregate but one (1) and the same instrument.
12.9 GOVERNING LAW; CONSENT TO JURISDICTION.
(a)	THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LEGAL REQUIREMENTS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS MADE AND PERFORMED THEREIN.

(b)	ANY ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY RIGHT ARISING OUT OF, THIS AGREEMENT MAY BE BROUGHT AGAINST ANY OF THE PARTIES IN THE COURTS OF THE STATE OF TEXAS, DALLAS COUNTY, OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS, AND EACH OF THE PARTIES CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS) IN ANY SUCH ACTION OR PROCEEDING AND WAIVES ANY OBJECTION TO VENUE LAID THEREIN. PROCESS IN ANY ACTION OR PROCEEDING REFERRED TO IN THE PRECEDING SENTENCE MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.
12.10 Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Party. Without limiting the generality of the foregoing, the Parties agree that, in any action or Proceeding arising out of or relating to this Agreement, this Agreement shall be interpreted neutrally and shall not be interpreted in favor of any Party. Any references to any federal, state, local or foreign statute or law will also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless the context otherwise requires: (a) a term has the meaning assigned to it by this Agreement; (b) including means “including but not limited to;” (c) “or” is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; (e) provisions apply to successive events and transactions; and (f) “$” means the currency of the United States of America.
12.11 Waiver of Remedies. The failure of any Party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect.
12.12 Severability. If any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, is, for any reason, held to be invalid, illegal or unenforceable in any respect, and unless such provision is a material part of this Agreement, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. Furthermore, in lieu of any such invalid or unenforceable term or provision, the Parties intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
[Signatures appear on following page.]

     IN WITNESS WHEREOF, Sellers and Purchasers have executed and delivered this Agreement as of the date first set forth above.

SELLERS: THE NORTH AMERICAN COAL CORPORATION
By:	/s/ Robert L. Benson
Robert L. Benson
President and Chief Executive Officer

OXBOW PROPERTY COMPANY L.L.C.
By:	/s/ Thomas A. Koza
Thomas A. Koza
Manager

RED RIVER MINING COMPANY
By:	/s/ Michael J. Gregory
Michael J. Gregory
Management Committee Member

Signature Page — Oxbow Mine PSA

PURCHASERS: CLECO POWER LLC
By:	/s/ Stephen M. Carter
Stephen M. Carter
VP Regulated Generation

SOUTHWESTERN ELECTRIC POWER COMPANY
By:	/s/ Paul Chodak III
	Name:	Paul Chodak III
	Title:	President & COO

DOLET HILLS LIGNITE COMPANY, LLC
By:	/s/ Timothy K. Light
	Name:	Timothy K. Light
	Title:	Vice President

Signature Page — Oxbow Mine PSA